    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 8, 1996

                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             DATAWORKS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 CALIFORNIA                                       33-0209937
        (STATE OR OTHER JURISDICTION                           (I.R.S. EMPLOYER
      OF INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NUMBER)

                    5910 PACIFIC CENTER BOULEVARD, SUITE 300
                              SAN DIEGO, CA 92121
                                 (619) 546-9600
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               STUART W. CLIFTON

                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             DATAWORKS CORPORATION
                    5910 PACIFIC CENTER BOULEVARD, SUITE 300
                              SAN DIEGO, CA 92121
                                 (619) 546-9600
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

           FREDERICK T. MUTO, ESQ.                             CATHRYN S. CHINN
            THOMAS A. COLL, ESQ.                              GLEN R. VAN LIGTEN
             COOLEY GODWARD LLP                               VENTURE LAW GROUP,
      4365 EXECUTIVE DRIVE, SUITE 1100                    A PROFESSIONAL CORPORATION
             SAN DIEGO, CA 92121                              2800 SAND HILL ROAD
          TELEPHONE: (619) 550-6000                          MENLO PARK, CA 94025
                                                           TELEPHONE: (415) 854-4488

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------


                        CALCULATION OF REGISTRATION FEE
=====================================================================================================
                                        AMOUNT       PROPOSED MAXIMUM  PROPOSED MAXIMUM   AMOUNT OF
TITLE OF EACH CLASS OF                  TO BE         OFFERING PRICE  AGGREGATE OFFERING REGISTRATION
SECURITIES TO BE REGISTERED         REGISTERED(1)      PER SHARE(2)        PRICE(2)          FEE
=====================================================================================================
Common Stock, no par value.......  2,300,000 shares       $23.50         $54,050,000       $16,379
=====================================================================================================

(1) Includes 300,000 shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.
(2) Estimated in accordance with Rule 457(c) solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of the Registrant's Common Stock as reported on the Nasdaq National Market on November 5, 1996, three days prior to the date this Registration Statement was originally filed.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 8, 1996

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

     All of the 2,000,000 shares of Common Stock offered hereby are being sold by DataWorks Corporation ("DataWorks" or the "Company"). The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "DWRX." On November 7, 1996, the last reported sale price for the Common Stock was $23.50 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
                                    Price to         Underwriting        Proceeds to
                                     Public           Discount(1)        Company(2)
----------------------------------------------------------------------------------------
Per Share......................  $                   $                   $
Total(3).......................  $                   $                   $
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting offering expenses payable by the Company, estimated at $300,000.

(3) The Company and certain shareholders of the Company (the "Selling Shareholders") have granted to the Underwriters a 30-day option to purchase up to 81,314 and 218,686 additional shares, respectively, of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise this
    option in full, the Price to Public will total $           , the
    Underwriting Discount will total $           , the Proceeds to Company will
    total $           and the proceeds to the Selling Shareholders will total
    $           . See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of
Montgomery Securities on or about                 , 1996.

                            ------------------------

MONTGOMERY SECURITIES

                 FURMAN SELZ

                        SOUNDVIEW FINANCIAL GROUP, INC.

                                           , 1996

                      MULTIPLE ERP SOLUTIONS. ONE VISION.

Upper Tier                   Enterprise                   The transition to a new or enhanced
                             Client Server(1)             enterprise resource planning (ERP) software
                             [Picture of one              solution is one of the most costly and
                             skyscraper.]                 troublesome challenges faced by growing
                                                          mid-range discrete manufacturing companies.
                                                          DataWorks addresses this challenge with a
                                                          family of ERP solutions that offers these
                                                          growing companies a product migration path.
Mid-Tier                     Data Flo                     DataWorks' technologically advanced,
                             Man Fact II                  easy-to-use solutions offer the flexibility
                             [Picture of two large        required by mid-range discrete manufacturing
                             buildings.]                  companies. The Company's ERP solutions
                                                          utilize certain complementary core
                                                          technologies, enabling customers to make a
                                                          cost-effective transition among the Company's
                                                          ERP solutions. Customers can also benefit
                                                          from the advantages of a long-term
                                                          relationship with a single software vendor.
Lower Tier                   [Picture of two small        DataWorks' ERP solutions are targeted to the
                             buildings.]                  diverse information requirements of mid-range
                                                          manufacturing organizations. DataWorks
                                                          develops markets, implements and supports ERP
                                                          solutions for mid-range discrete
                                                          manufacturing companies with annual revenues
                                                          between $3 million and $1 billion.
                                                          (1) Under development
[Picture of a diagonal arrow pointing upward, with the
  word "Migration" diagonally alongside.]

                              DATAWORKS (LOGO)(@)
                       A POWERFUL WAY OF WORKING TOGETHER

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."


                                                      A FAMILY OF ERP SOLUTIONS
                          --------------------------------------------------------------------------------
                          VISTA                                    VANTAGE
OVERVIEW                  Vista is an easy-to-use, Windows-        Vantage is an easy-to-use, Windows-
                          based ERP software package that          based ERP software package with
                          provides a cost-effective solution for   flexible order-handling capabilities to
                          job shops with up to $5 million in       support a mix of custom and standard
                          revenues. Vista fully integrates 13      part orders and multilevel assemblies.
                          core business functions and features     Vantage is designed for the rapid
                          single or multi-level bill of material   deployment, minimal support and
                          capabilities. The Design Ware feature    price/performance requirements of
                          permits users to define their own        custom and mixed-mode manufacturers
                          screens, add fields, change colors,      with revenues typically in the $3
                          hide fields, change grid sizes, and      million to $25 million range.
                          drag choices from menus to the desk-
                          top.
                          --------------------------------------------------------------------------------
                          --------------------------------------------------------------------------------
PRODUCTIVITY HIGHLIGHTS   + Drag-and-drop, "what-if" graphical     + Drag-and-drop, "what-if" production
                            scheduling                               scheduling
                          + Paperless control of order, job and    + Order/job linking for blanket orders;
                            part tracking                            multiple customer to multiple order
                          + VistaTouch touch-screen data             linking
                            collection                             + VantagePoint touch-screen data
                                                                     collection
                          --------------------------------------------------------------------------------
                          --------------------------------------------------------------------------------
EASE OF USE HIGHLIGHTS    + Point-and-click navigation             + Knowledge-based "web" navigation
                          + User-defined menus, screens and        + On-line help and tutorial
                            reports                                + Easy import and export supporting
                          + Cut, copy and paste with Windows and     many file types
                            non-Windows applications
                          -------------------------------------------------------------------------------
                          -------------------------------------------------------------------------------
IS INFRASTRUCTURE         Minimal                                  Minimal
                          -------------------------------------------------------------------------------
                          -------------------------------------------------------------------------------
PRICE RANGE               $10,000 to $30,000                       $25,000 to $100,000
                          -------------------------------------------------------------------------------
                          -------------------------------------------------------------------------------
DEPLOYMENT PERIOD         1 to 3 months                            1 to 3 months
                          -------------------------------------------------------------------------------
                          -------------------------------------------------------------------------------
SALES CYCLE               1 to 3 months                            1 to 3 months
                          -------------------------------------------------------------------------------


[ This is the first page of a two-page foldout. The text in the overview row above is set over a picture of two workmen.]

FOR MID-RANGE MANUFACTURERS

                                                                                        Enterprise
ManFact II                                    DataFlo                                   Client Server
-----------------------------------------------------------------------------------------------------------------------------------
ManFact II is an open systems,                DataFlo is an open systems,                ECS is an object-oriented advanced
client/server based ERP system for            client/server based ERP system for         client/server solution that is currently
project-oriented job shops and                high volume repetitive and discrete        under development. ECS is designed to
make-to-order manufacturers with              manufacturers with revenues typical-       support "best of breed" application
revenues typically in the $25 million         ly in the $25 million to $200 million      integration, advanced multitier
to $200 million range. ManFact II             range. DataFlo offers 34 sophisticat-      client/server technology, a graphical
features robust functionality, facili-        ed modules and includes the special        development environment and applica-
tates rapid deployment and results in         functionality required by mixed-           tions logic that is fully integrated to the
low customer IS maintenance                   mode manufacturers, such as repeti-        workflow manager for custom transac-
requirements.                                 tive manufacturing of subassemblies        tion routing, security, messaging and
                                              and configure-to-order assembly of         escalation. ECS is designed for manu-
                                              finished products.                         facturers with revenues typically in the
                                                                                         $200 million to $1 billion range.
-----------------------------------------------------------------------------------------------------------------------------------
+ Complete ERP solution for large             + A comprehensive ERP solution for         + Multi-tier client/server architecture
  job shop manufacturers operating              repetitive/just in time                  + Object oriented
  in a project-oriented environment             manufacturers                            + Real-time, distributed applications
+ Seamless integration with desktop           + Seamless integration with desktop        + Database independence
  PC and Macintosh productivity                 PC and Macintosh productivity            + High performance manufacturing,
  tools                                         tools                                      logistics, distribution and financial
+ Integrated, user-friendly tools meet        + Integrated, user-friendly tools meet       applications
  specific customer requirements                specific customer requirements
-----------------------------------------------------------------------------------------------------------------------------------
+ Graphical user interface                    + Graphical user interface                 + Graphical client interface
+ User-oriented tools for creation of         + User-oriented tools for creation of      + User-definable navigation
  custom screens, menus, reports                custom screens, menus, reports           + Customizable workflow and security
  and alerts                                    and alerts                               + Windows and HTML-enabled help
+ On-line documentation, CAD                  + On-line documentation, CAD                 with wizards
  drawings, photographs and video               drawings, photographs and video
-----------------------------------------------------------------------------------------------------------------------------------
Limited                                       Limited                                     Significant
-----------------------------------------------------------------------------------------------------------------------------------
$125,000 to $750,000                          $125,000 to $750,000                        $500,000 to $3 million(1)
-----------------------------------------------------------------------------------------------------------------------------------
3 to 9 months                                 3 to 9 months                               (1)
-----------------------------------------------------------------------------------------------------------------------------------
3 to 9 months                                 3 to months                                 (1)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------

(1) The Company's ECS system is currently under development and, although the Company intends to commence customer shipments of the product in late 1997, there can be no assurances that the Company will commence such shipments on a timely basis, or at all, or if timely shipped, that the ECS system will achieve market acceptance. As ECS is currently under development, data on average deployment period and sales cycle is unavailable and the indicated price range is estimated.


[This is the second page of a two-page foldout. The text in the overview row above is set over a picture of two workmen.]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Prospectus or incorporated herein by reference. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus or incorporated herein by reference.

                                  THE COMPANY

     DataWorks Corporation ("DataWorks" or the "Company") develops, markets, implements and supports open systems, client/server-based Enterprise Resource Planning ("ERP") software for mid-range discrete manufacturing companies with annual revenues between $3 million and $1 billion. The Company's products and services facilitate enterprise-wide management of resources and information and allow mid-range manufacturers to reduce order fulfillment cycle times, improve operating efficiencies and measure critical company performance against defined plan objectives. DataWorks' products enable its customers to manage make-to-stock and make-to-order production methods, as well as multiple hybrid or "mixed mode" production methods, within a single manufacturing site or across multiple sites. The Company's products also help customers adapt to growth, changing levels of operations, and business process re-engineering, which is becoming commonplace among manufacturing concerns.

     The business needs and resource requirements of mid-range manufacturers tend to be considerably different than those of larger companies. Companies in this market typically have small information systems departments, budget constraints and limited experience with the advanced technologies inherent in ERP systems. DataWorks segments the mid-range manufacturing market into three distinct sectors: the lower tier segment (companies with annual revenues of $3 million to $25 million), the mid-tier segment ($25 million to $200 million) and the upper tier segment ($200 million to $1 billion). The Company's family of ERP solutions is designed to provide a product migration path to address the changing needs of growing companies in the mid-range manufacturing market. The Company's principal products have been DataFlo and ManFact II, open systems client/server-based products that are targeted at mid-tier manufacturers and which accounted for 73.4% of the Company's revenues in the first nine months of 1996. The Company has broadened its product line to serve the lower tier segment of the mid-range market with Vista and Vantage. Vista and Vantage are easy-to-use, Windows-based products that the Company acquired through its recent acquisition of DCD Corporation ("DCD"). The Company also has under development its Enterprise Client Server ("ECS") system, an object oriented, multi-tier client/server-based product that is designed for the upper tier segment of the mid-range market. The Company intends to commence customer shipments of ECS in late 1997.

     The Company has designed its product family to be affordable and to incorporate a broad range of applications, depth of functionality, ease of use and an ability to be rapidly deployed. The Company's products are comprised of modules that provide and integrate feature-rich applications and that can be configured to comprehensively support a customer's business. DataWorks provides turnkey solutions by integrating its application software products with third party hardware, operating systems, and database and other software products. The Company offers a suite of development tools and a full complement of services to help its customers maximize the benefits of the Company's software products and efficiently implement the Company's ERP solutions. These services include initial system implementation, consultation, customer support desk and maintenance activities, technical and programming services, and periodic enhancement releases of software products.

     The Company's objective is to be the leading provider of business information solutions and related products and services to mid-range manufacturers within selected markets. To accomplish this objective, the Company intends to: (i) continue to develop new modules and incorporate new functionality into its products such as Internet integration, business objects, decision support, manufacturing execution systems support and Object EDI (a cross-product universal transaction processing protocol); (ii) continue to focus on achieving high levels of customer satisfaction; (iii) offer its DCD and ECS products to its targeted market segments; and (iv) leverage its sophisticated sales and marketing system to increase DataWorks' presence in the lower tier and international markets.

     The Company principally focuses on six discrete, dynamic industries within its target market: industrial equipment; computer/office equipment; consumer electronics; instrumentation and controls; medical/dental products; and transportation/aerospace products. Companies in these "highly engineered product" industries are typically characterized by complex bills of material, sophisticated manufacturing processes and a greater need for post-sales monitoring and tracking. The Company utilizes a sophisticated, multi-phased sales and marketing approach to enable account representatives to qualify and track prospective clients, monitor sales efforts and provide valuable management information, all of which enhances the Company's new customer success rate. The Company sells its products in the United States primarily through a direct sales force. The Company currently has 14 offices across the United States, and to date has derived substantially all of its revenues from its domestic sales efforts. The Company also has a wholly owned subsidiary in the United Kingdom, and plans to expand its international sales and service operations. As of September 30, 1996, DataWorks products were licensed to more than 3,000 customers.

     The Company was incorporated in California in 1986. The Company's executive offices are located at 5910 Pacific Center Boulevard, Suite 300, San Diego, California 92121, and its telephone number is (619) 546-9600.

                              THE DCD ACQUISITION

     In September 1996, the Company acquired DCD in a stock-for-stock transaction accounted for as a pooling-of-interests. Accordingly, the financial results of DCD have been consolidated with the financial results of the Company included in this Prospectus. In connection with the acquisition, the shareholders of DCD received approximately 1.8 million shares of the Common Stock of the Company, which constituted approximately 22.6% of the outstanding Common Stock immediately after the acquisition.

     DCD designs, develops, markets and supports software for use by lower tier mid-range manufacturers in the make-to-order manufacturing industry. The principal products acquired by DataWorks in the transaction were Vista and Vantage. The Company believes that this acquisition allows it to achieve several important strategic objectives, including both the addition of complementary products to better serve various markets and a significant expansion of the Company's customer and revenue base.

                                  THE OFFERING

Common Stock offered by the Company...................  2,000,000 shares
Common Stock to be outstanding after this offering....  9,816,764 shares (1)
Use of proceeds.......................................  For working capital, general corporate purposes and possible
                                                        acquisitions and joint ventures
Nasdaq National Market symbol.........................  DWRX

---------------

(1) Based upon shares of Common Stock outstanding as of September 30, 1996. Excludes (i) 810,610 shares of Common Stock issuable upon exercise of outstanding stock options under the Company's stock option plans and an aggregate of 632,220 shares available for future issuance thereunder, (ii) an aggregate of 70,608 shares available for issuance under the Company's Employee Stock Purchase Plan and (iii) 36,314 shares of Common Stock issuable upon exercise of outstanding warrants.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                                                NINE MONTHS
                                                                                   ENDED
                                                YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                               ---------------------------   -----------------
                                                1993      1994      1995      1995      1996
                                               -------   -------   -------   -------   -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues...................................  $15,522   $23,081   $43,011   $29,229   $42,285
  Gross profit...............................    9,029    14,242    27,240    18,605    27,309
  Income from operations.....................    1,219       686     6,491     3,916     2,614(1)
  Income (loss) before extraordinary item....      719      (191)    3,374     1,690     1,479
  Net income (loss)..........................  $   719   $  (348)  $ 2,357   $ 1,063   $ 1,479
                                               =======   =======   =======   =======   =======
  Net income, as adjusted....................                                          $ 4,017(2)
                                                                                       =======
PER SHARE INFORMATION:
  Income (loss) before extraordinary item....  $   .19   $  (.05)  $   .61   $   .31   $   .18
  Extraordinary item.........................       --      (.04)     (.18)     (.11)       --
                                               -------   -------   -------   -------   -------
  Net income (loss)..........................  $   .19   $  (.09)  $   .43   $   .20   $   .18
                                               =======   =======   =======   =======   =======
  Net income, as adjusted....................                                          $   .49(2)
                                                                                       =======
  Shares used in per share computations(3)...    3,844     4,021     5,523     5,384     8,179

                                                                         SEPTEMBER 30, 1996
                                                                      ------------------------
                                                                      ACTUAL    AS ADJUSTED(4)
                                                                      -------   --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.........................................  $ 8,866      $ 52,981
  Working capital...................................................   15,142        59,257
  Total assets......................................................   44,566        88,681
  Total shareholders' equity........................................   25,259        69,374

---------------
(1) After deducting costs associated with the acquisition of DCD of $3,656,000.

(2) Excluding costs and related tax effects associated with the acquisition of DCD, net income and earnings per share for the nine months ended September 30, 1996 would have been $4.0 million and $.49 per share, respectively.

(3) See Note 1 of Notes to Consolidated Financial Statements describing the determination of the number of shares used in computing per share information.

(4) As adjusted to give effect to the sale by the Company of shares of Common Stock offered hereby (assuming a public offering price of $23.50 per share) and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully before purchasing the Common Stock offered hereby.

     Fluctuations in Quarterly Operating Results. The Company has experienced significant fluctuations in its revenues and operating results from quarter to quarter and anticipates that it will continue to experience such quarterly fluctuations. The Company's revenues and operating results have generally been higher in the fourth quarter than in any preceding quarter of the year. The Company believes that fourth quarter revenues are positively impacted by year-end capital purchases by some large corporate customers, as well as by the Company's sales compensation plans. Seasonal factors, which the Company believes are common in the computer software industry, are likely to increase as the Company focuses on larger corporate accounts. As a result of these seasonal factors, first quarter revenues in any year are typically lower than revenues in the immediately preceding fourth quarter. In addition, the Company's revenues occur predominantly in the third month of each quarter and tend to be concentrated in the latter half of that third month. Accordingly, the Company's quarterly results of operations are difficult to predict, and delays in product delivery or in closings of sales near the end of a quarter could cause quarterly revenues and, to a greater degree, net income to fall substantially short of anticipated levels. Factors that may contribute to such fluctuations in addition to seasonal factors include: the number of new orders and product shipments; the size and timing of individual orders; the timing of shipment of hardware or database software by third party vendors necessary in order for the Company to recognize revenues; the timing of introduction of products or product enhancements by the Company, the Company's competitors or other providers of hardware, software and components for the Company's market; competition and pricing in the software industry; market acceptance of new products; reduction in demand for existing products and shortening of product life cycles as a result of new product introductions by competitors; product quality problems; customer order deferrals in anticipation of new products; changes in customer budgets; changes in Company strategy; changes in Company operating expenses; personnel changes; fluctuations in foreign currency exchange rates; changes in the mix of products sold; conditions or events in the manufacturing industry; and general economic conditions.

     The Company's sales figures for DataFlo and ManFact II, the Company's principal products, generally reflect a relatively high amount of revenues per order. The loss or delay of individual orders for these products, therefore, could have a more significant impact on the revenues and quarterly results of the Company than on those of companies with higher sales volumes and lower revenues per order. The Company's software products generally are shipped as orders are received, and revenues are recognized upon delivery of the products, provided no significant vendor obligations exist and collection of the related receivable is deemed probable. As a result, software license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. The timing of license revenues derived from sales of the Company's DataFlo and ManFact II products is difficult to predict because of the length of the sales cycle for these products, which is typically three to nine months from the initial contact. Because the Company's operating expenses are based on anticipated revenue trends and because a high percentage of the Company's expenses are relatively fixed, a delay in the recognition of revenue from a limited number of license transactions could cause significant variations in operating results from quarter to quarter and could result in losses. To the extent such expenses precede, or are not subsequently followed by, increased revenues, the Company's operating results would be materially adversely affected. In addition, the achievement of anticipated revenues is substantially dependent on the ability of the Company to attract, on a timely basis, and retain skilled personnel, especially sales, service and implementation personnel. See "-- Ability to Recruit Sales, Service and Implementation Personnel" and "-- Dependence on Key Employees." As a result of these factors, revenues for any quarter are subject to significant variation, and the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Fluctuations in operating results may also result in volatility in the price of the Company's Common Stock. See "-- Possible Volatility of Stock Price" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

     Integration of DataWorks and DCD Operations. The Company acquired DCD in September 1996. The process of rationalizing management services, administrative organizations, facilities, management informa-tion systems and other aspects of operations, while managing a larger and geographically expanded entity, presents a significant challenge to the management of DataWorks. There can be no assurance that the integration process will be successful or that the anticipated benefits of the business combination will be fully realized. The dedication of management resources to such integration may detract attention from the day-to-day business of the Company. The difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. Integrating the two companies has caused the Company to incur certain additional expenses, and there can be no assurance that there will not continue to be substantial costs associated with the integration process, that such activities will not result in a decrease in revenues or that there will not be other material adverse effects of these integration efforts. Such effects could materially reduce the earnings of the Company. The Company incurred acquisition and related costs totaling $3.7 million in the third quarter of 1996. There can be no assurance that DataWorks will not incur additional charges in the current quarter and subsequent quarters to reflect costs associated with the acquisition.

     Competition. The business information systems industry is intensely competitive, rapidly changing and significantly affected by new product offerings and other market activities. A number of companies offer products similar to the Company's products, which are directed at the market for ERP systems. Many of the Company's existing competitors, as well as a number of potential competitors, have more established and larger marketing and sales organizations, significantly greater financial and technical resources and a larger installed base of customers than the Company. In addition, potential customers that have a large installed base of legacy systems may resist committing the time and resources necessary to convert to an open systems-based client/server software product. The Company has no proprietary barriers to entry which would limit competitors from developing similar products or selling competing products in the Company's markets. Accordingly, there can be no assurance that such competitors will not offer or develop products that are superior to the Company's products or that achieve greater market acceptance. In addition, suppliers of relational database management systems ("RDBMS") or companies that develop management information software applications for large multinational manufacturers are beginning to market to the upper tier of the mid-range market targeted by the Company or otherwise develop applications that compete effectively in the Company's markets. Furthermore, the Company intends increasingly to focus its marketing and product development efforts toward the upper end of its target market, which could result in increased competition. As a result, competition (including price competition) is likely to increase substantially, which may result in price reductions and loss of market share. In addition, potential customers may increasingly demand that ERP systems incorporate certain popular RDBMS software not currently integrated into certain of DataWorks' product offerings that are offered by its competitors. As the client/server computing market expands, a large number of companies, some with significantly greater resources than the Company, may enter the market or increase their market share by acquiring or entering into alliances with competitors of the Company. There can be no assurance that the Company will be able to compete successfully against its competitors or that the competitive pressures faced by the Company will not adversely affect its financial performance.

     The Company has a large number of competitors that vary in size, primary computer platforms and overall product scope. Within its market, the primary competition comes from independent software vendors in four distinct groups including (i) large multinational system developers in the upper tier of the Company's mid-range market, including Baan Company, Oracle Corporation ("Oracle") and qad, Inc., (ii) companies offering high levels of functionality on the AS/400 platform such as System Software Associates, Inc. and J.D. Edwards Company, (iii) traditional mid-range market sector firms such as ROI Systems and Symix Systems, Inc., and (iv) lower priced PC network-based offerings from companies such as Fourth Shift Corporation, Lilly Software Associates and Macola Software, Inc. There is also a large number of regional manufacturing software suppliers that leverage as competitive advantages their concentrated local support, reputation and, typically, lower price.

     The Company's principal market is highly fragmented and consists of a few large multinational suppliers and a much larger number of small regional competitors. The Company believes that its industry will experience consolidation as business information systems become more complex and as more manufacturers adopt sophisticated business information systems, forcing smaller companies in the industry to specialize or merge with their competitors. In order to compete effectively in the broad markets which the Company presently targets, the Company will need to continue to grow and attain sufficient size to ensure that it can develop new products on a timely basis in response to evolving technology and new customer demands and can sell such products to a variety of manufacturing industries worldwide. No assurance can be given that the Company will be able to grow sufficiently to enable it to compete effectively. The Company anticipates that a significant source of future competition may be from larger manufacturing software companies that may tailor their products for the mid-range market. Only a few of the larger and better capitalized software systems companies currently compete in the Company's targeted market. There can be no assurance that such companies will not develop products that are superior to the Company's products or that achieve greater market acceptance. See "Business -- Competition."

     Ability to Recruit Sales, Service and Implementation Personnel. The ability to achieve anticipated revenues is substantially dependent on the ability of the Company to attract on a timely basis and retain skilled personnel, especially sales, service and implementation personnel. In addition, the Company believes that its future success will depend in large part on its ability to attract and retain highly skilled technical, managerial, marketing and professional services personnel to ensure the quality of products and services provided to its customers. Competition for such personnel, in particular for product development, sales and implementation personnel, is intense, and the Company competes in the market for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than the
Company. There can be no assurance that the Company will be successful in attracting and retaining skilled personnel. The Company's inability to attract and retain qualified employees could have a material adverse effect on the Company's business and operations. See "-- Dependence on Key Employees" and
"-- Rapid Technological Change and New Products."

     Introduction of ECS System. The Company currently anticipates commencing customer shipments of its ECS system in late 1997. However, there can be no assurance that the Company will commence such shipments in 1997, or at all. Furthermore, the Company has limited experience in selling products to customers in the upper tier of the mid-range manufacturing market and anticipates that selling products to such customers will result in a longer sales cycle and will require a different strategy than that employed by the Company in selling products to customers in the mid-tier market. For example, as part of its upper tier marketing strategy, the Company is exploring potential relationships with third party integrators to facilitate implementation of the ECS system. There can be no assurance that any such relationships will be formed or, if formed, will prove beneficial to the Company. Accordingly, even if customer shipments of the ECS system are timely commenced, there can be no assurance that the Company will be successful in effectively marketing the ECS system or that the ECS system will achieve market acceptance. See "-- Rapid Technological Change and New Products" and "Business -- Products -- Upper Tier: Enterprise Client Server."

     Management of Growth. The Company's business has grown rapidly, both internally and through acquisitions, with total revenues increasing to $42.3 million for the nine months ended September 30, 1996 from $29.2 million in the nine months ended September 30, 1995. There can be no assurance that the Company will be able to manage its recent growth and assimilate its new employees and products successfully. To manage its growth effectively, the Company will be required to expand, train and manage its employee base, enhance its operating and financial systems, and effectively expand its product line. If the Company continues to grow, there can be no assurance that the management skills and systems currently in place will be adequate or that the Company will be able to manage any additional growth effectively. See "-- Integration of DataWorks and DCD Operations."

     Dependence on Key Employees. The Company's continued success depends to a significant extent upon its ability to retain certain key employees, including Stuart W. Clifton, Norman R. Farquhar, Mark S. Howlett and Robert W. Brandel. The loss of certain key employees or the Company's inability to attract and retain other qualified employees could have a material adverse effect on the Company's business and operations. See "-- Ability to Recruit Sales, Service and Implementation Personnel," "-- Rapid Technological Change and New Products," "Business -- Employees" and "Management -- Directors and Executive Officers."

     Rapid Technological Change and New Products. The market for the Company's software products is characterized by rapid technological advances, evolving industry standards, changes in end-user requirements and frequent new product introductions and enhancements. The introduction of products embodying new technologies, such as the planned introduction of the ECS system, and the emergence of new industry standards, could render the Company's existing products and products currently under development obsolete and unmarketable. Accordingly, the Company's future success will depend upon its ability to enhance its current products and develop and introduce new products that keep pace with technological developments, satisfy varying end-user requirements and achieve market acceptance. Any failure by the Company to anticipate or respond adequately to technological developments or end-user requirements, or any significant delays in product development or introduction, could damage the Company's competitive position and have an adverse effect on revenues. There can be no assurance that the Company will be successful in developing and marketing new products, including the ECS system, or product enhancements on a timely basis or that the Company will not experience significant delays in the future, which could have a material adverse effect on the Company's business and operations. In addition, there can be no assurance that new products or product enhancements developed by the Company will achieve market acceptance. The Company may need to increase the size of its product development staff in the near term to meet these challenges. There can be no assurance that the Company will be successful in hiring and training an adequate number of qualified product development personnel to meet its needs. See "-- Introduction of ECS System," "-- Dependence on Key Employees" and "Business -- Product Development."

     Software programs as complex as those offered by the Company may contain undetected errors or "bugs" when first introduced or as new versions are released that, despite testing by the Company, are discovered only after a product has been installed and used by customers. There can be no assurance that errors will not be found in future releases of the Company's software, or that any such errors will not impair the market acceptance of these products and adversely affect operating results. Problems encountered by customers installing and implementing new releases or with the performance of the Company's products could have a material adverse effect on the Company's business and operations.

     Dependence on Manufacturing Industry. The Company's business depends substantially upon the capital expenditures of mid-range discrete manufacturers, which in part depend upon the demand for such manufacturers' products. A recession or other adverse events affecting the manufacturing industry in the United States or other markets served by the Company could affect such demand, forcing manufacturers in the Company's target markets to curtail or postpone capital expenditures on business information systems. Any such change in the amount or timing of capital expenditures in its target markets could have a material adverse effect on the Company's business and operations.

     Dependence on Third Party Software and Hardware. Most of the Company's products incorporate and use software products and computer hardware and equipment developed by other entities. The relational database management systems currently used in the Company's products are those which the Company believes are best suited for the particular applications required by the mid-range discrete manufacturers. These RDBMS have been developed by UniData, Inc. ("UniData"), VMark Software, Inc. ("VMark"), Progress Software Corporation and Microsoft Corporation ("Microsoft"). The operating systems on which the Company's products can function (UNIX, SCO-UNIX, UnixWare, VMS and Microsoft NT) have been developed or are owned by Novell Corporation ("Novell"), Digital Equipment Corporation ("DEC") and Microsoft. The computer hardware and related equipment sold as part of the Company's turnkey systems are manufactured by Hewlett-Packard Company ("Hewlett-Packard"), International Business Machines Corporation ("IBM"), DEC and others. There can be no assurance that all of these entities will remain in business, that such entities will continue to support these product lines, that their product lines will remain viable or that these products will otherwise continue to be available to the Company. If any of these entities ceases to do business or abandons or fails to enhance a particular product line, the Company may need to seek other suppliers. This could have a material adverse effect on the Company's business and operations. In addition, there can be no assurance that the Company's current suppliers will not significantly alter their pricing in a manner adverse to the Company. See "Business -- Products."

     Intellectual Property and Proprietary Rights. The Company relies on a combination of copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and other industry standard methods for protecting ownership of its proprietary software. There can be no assurance, however, that, in spite of these precautions, an unauthorized third party will not copy or reverse-engineer certain portions of the Company's products or obtain and use information that the Company regards as proprietary. The Company provides the source code for its application software under licenses to its customers to enable them to customize the software to meet particular requirements. Although the Company's source code license contains confidentiality and nondisclosure provisions, there can be no assurance that such customers will take adequate precautions to protect the Company's source code or other confidential information. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the mechanisms used by the Company to protect its software will be adequate or that the Company's competitors will not independently develop software products that are substantially equivalent or superior to the Company's software products.

     The Company has and may from time to time receive notices from third parties claiming that the Company's products infringe upon third party proprietary rights. The Company expects that, as the number of software products in the industry increases and the functionality of these products further overlaps, software products will increasingly be subject to such claims. Any such claim, with or without merit, could result in costly litigation and require the Company to enter into royalty or licensing arrangements. Such royalty or license arrangements, if required, may not be available, if at all, on terms acceptable to the Company. See "Business -- Intellectual Property."

     Product Liability. Because the Company markets and sells its software products on a turnkey basis, which includes rendering professional consulting services, the Company incurs significant risks of professional and other liability. No assurance can be given that the limitations of liability set forth in the Company's license agreements or other contracts would be enforceable or would otherwise protect the Company from liability for damages to a customer resulting from a defect in one of the Company's products or arising as a result of professional services rendered by the Company. Such a claim, if successful and of sufficient magnitude, could have a material adverse effect on the Company's business and operations.

     Influence of Existing Shareholders. Following this offering, the Company's executive officers, directors and their affiliates will, in the aggregate, beneficially own approximately 26.9% of the Company's outstanding shares of Common Stock. As a result, these shareholders, if acting together, would be able to influence matters requiring approval by the shareholders of the Company, including the election of a majority of the directors. The voting power of these shareholders under certain circumstances could have the effect of delaying or preventing a change in control of the Company. The Company has entered into agreements with its executive officers and directors indemnifying them against losses they may incur in legal proceedings arising from their service to the Company. See "Management" and "Principal Shareholders."

     Possible Volatility of Stock Price. The market price of the Company's Common Stock has fluctuated since its initial public offering in October 1995. The price of the Company's stock may be subject to significant fluctuations in the future in response to variations in quarterly operating results of the Company, announcements of new products by the Company or by its competitors, and general trends in the software industry, as well as fluctuations in the stock market that are unrelated to the operating performance of particular companies. Also, the Company's revenues or operating results in future quarters may be below the expectations of public market securities analysts and investors, which could cause the price of the Company's stock to decline, perhaps substantially. Such stock price and market fluctuations could adversely affect the Company. Further, there can be no assurance that the market price of the Company's Common Stock will not decline below the public offering price set forth on the cover page of this Prospectus.

     Effect of Certain Charter Provisions. The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plan to issue any shares of Preferred Stock.

     Shares Eligible for Future Sale; Registration Rights. Sales of substantial numbers of shares of Common Stock in the public market following this offering could adversely affect the market price for the Common Stock. Upon completion of this offering, the Company will have outstanding an aggregate of 9,816,764 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options, based upon the number of shares outstanding as of September 30, 1996. Upon completion of this offering, in addition to the 2,000,000 shares sold in this offering, 3,741,901 shares will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). Beginning on the date of public announcement of the Company's financial results for the year ended December 31, 1996, 26,304 shares issued in connection with the Company's acquisition of DCD will be eligible for sale. Beginning 90 days after the date of this Prospectus, 3,979,075 shares held by certain officers, directors and shareholders, who have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock without the consent of Montgomery Securities, will be eligible for sale subject, in the case of "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, to the volume and other limitations of Rule 144. The remaining 69,484 shares of Common Stock held by existing shareholders are subject to the volume and other limitations of Rule
144. The holders of outstanding warrants to purchase 36,314 shares and holders of approximately 1,824,293 shares of the Company's Common Stock are entitled to certain demand and piggyback registration rights. If such holders, by exercising their demand and piggyback registration rights, cause a large number of shares to be registered and sold in the public market, such sales may have an adverse effect on the market price for the Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be $44,115,000 ($50,777,250 if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $23.50 per share and after deducting estimated underwriting discounts and commissions and offering expenses. The Company will not receive any of the proceeds from the sale of shares of Common Stock, if any, by the Selling Shareholders pursuant to the Underwriters' over-allotment option. See "Principal Shareholders -- Selling
Shareholders -- Exercise of Over-Allotment Option."

     The Company intends to use the net proceeds of this offering primarily for additional working capital, general corporate purposes, including expansion of general sales and marketing and customer support activities, international expansion and possible acquisitions and joint ventures. The amounts actually expended by the Company for working capital purposes will vary significantly depending upon a number of factors, including future revenue growth, if any, the amount of cash generated by the Company's operations and the progress of the Company's product development efforts. Hence, the Company's management will retain broad discretion in the allocation of the net proceeds from this offering. In addition, the Company may make one or more acquisitions of, or joint ventures with, complementary technologies, products or businesses which broaden or enhance the Company's current product offerings. However, the Company has no specific plans, agreements or commitments, oral or written, and is not currently engaged in any negotiations for any such acquisition or joint venture. Pending the uses described above, the net proceeds will be invested in interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has traded on the Nasdaq National Market under the symbol "DWRX" since October 27, 1995. The following table sets forth for the periods indicated the high and low sales prices for the Common Stock:

                                                                  HIGH           LOW
                                                                 ------         ------
          1996
          Fourth Quarter (through November 7)..................  $34.25         $21.25
          Third Quarter........................................   28.00          15.75
          Second Quarter.......................................   19.50          11.50
          First Quarter........................................   14.50          10.25
          1995
          Fourth Quarter (from October 27).....................  $15.00         $10.75

     As of September 30, 1996, there were 69 holders of record of the Common Stock. On November 7, 1996, the closing sales price of the Company's Common Stock was $23.50 per share.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock. DCD, in 1994 and 1995 (prior to its acquisition by DataWorks), paid dividends of approximately $393,000 and $649,000, respectively, to its employee stock ownership plan. The Company's banking facilities contain certain restrictions and limitations, including the prohibition against payment of dividends. The Company currently intends to retain any future earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1996 and as adjusted to give effect to the receipt by the Company of the net proceeds from the sale of the 2,000,000 shares of Common Stock offered hereby at an assumed price of $23.50 per share.

                                                                           SEPTEMBER 30, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                          (IN THOUSANDS, EXCEPT
                                                                               SHARE DATA)
Shareholders' equity:
  Preferred Stock, no par value:
     5,000,000 shares authorized; no shares issued and outstanding,
     actual and as adjusted............................................       --            --
  Common Stock, no par value:
     25,000,000 shares authorized; 7,816,764 shares issued and
     outstanding, actual; 9,816,764 shares issued and outstanding, as
     adjusted(1).......................................................  $26,894       $71,009
  Accumulated deficit..................................................   (1,635)       (1,635)
                                                                         -------       -------
          Total shareholders' equity...................................   25,259        69,374
                                                                         -------       -------
          Total capitalization.........................................  $25,259       $69,374
                                                                         =======       =======

---------------

(1) Excludes, as of September 30, 1996, (i) 810,610 shares of Common Stock issuable upon exercise of outstanding stock options under the Company's stock option plans and an aggregate of 632,220 shares available for future issuance thereunder, (ii) an aggregate of 70,608 shares available for issuance under the Company's Employee Stock Purchase Plan and (iii) 36,314 shares of Common Stock issuable upon exercise of outstanding warrants. See
    Note 9 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended December 31, 1993, 1994 and 1995 and the consolidated balance sheet data at December 31, 1994 and 1995 are derived from, and are qualified by reference to, the audited consolidated financial statements and notes thereto included elsewhere in this Prospectus. The consolidated statement of operations data for the nine month periods ended September 30, 1995 and 1996 and the consolidated balance sheet data at September 30, 1996 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended December 31, 1991 and 1992 and the consolidated balance sheet data at December 31, 1991, 1992 and 1993 are derived from unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's results of operations and financial position for such periods. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year or future periods.

                                                                                                                  NINE MONTHS
                                                                                                                     ENDED
                                                                 YEARS ENDED DECEMBER 31,                        SEPTEMBER 30,
                                                  -------------------------------------------------------     -------------------
                                                   1991        1992        1993        1994        1995        1995        1996
                                                  -------     -------     -------     -------     -------     -------     -------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Software licenses.............................  $ 4,126     $ 4,580     $ 6,692     $11,627     $22,874     $15,952     $24,459
  Hardware......................................    2,274       1,843       4,089       3,765       6,743       4,189       3,718
  Maintenance and other services................    3,335       3,525       4,741       7,689      13,394       9,088      14,108
                                                  -------     -------     -------     -------     -------     -------     -------
      Total revenues............................    9,735       9,948      15,522      23,081      43,011      29,229      42,285
Cost of revenues:
  Software licenses.............................      142         190         272       1,192       2,153       1,513       1,912
  Hardware......................................    1,587       1,381       2,474       2,930       5,288       3,291       2,745
  Maintenance and other services................    2,458       3,448       3,747       4,717       8,330       5,820      10,319
                                                  -------     -------     -------     -------     -------     -------     -------
      Total cost of revenues....................    4,187       5,019       6,493       8,839      15,771      10,624      14,976
                                                  -------     -------     -------     -------     -------     -------     -------
Gross profit....................................    5,548       4,929       9,029      14,242      27,240      18,605      27,309
Operating expenses:
  Sales and marketing...........................    2,349       2,760       3,843       7,404      12,057       8,328      12,738
  Research and development......................      989       1,065       1,230       2,521       3,214       2,309       3,137
  General and administrative....................    2,076       2,586       2,350       3,202       5,032       3,718       5,164
  Acquisition and related costs.................       --          --          --          --          --          --       3,656
  ESOP contribution.............................      100         199         387         429         446         334          --
                                                  -------     -------     -------     -------     -------     -------     -------
      Total operating expenses..................    5,514       6,610       7,810      13,556      20,749      14,689      24,695
                                                  -------     -------     -------     -------     -------     -------     -------
Income (loss) from operations...................       34      (1,681)      1,219         686       6,491       3,916       2,614
Other income (expense), net.....................     (187)       (224)       (500)     (1,141)     (1,337)     (1,313)        315
                                                  -------     -------     -------     -------     -------     -------     -------
Income (loss) before income taxes and
  extraordinary item............................     (153)     (1,905)        719        (455)      5,154       2,603       2,929
Credit (provision) for income taxes.............       --          --          --         264      (1,780)       (913)     (1,450)
                                                  -------     -------     -------     -------     -------     -------     -------
Income (loss) before extraordinary item.........     (153)     (1,905)        719        (191)      3,374       1,690       1,479
Extraordinary item, net of income taxes.........       --          --          --         157       1,017         627          --
                                                  -------     -------     -------     -------     -------     -------     -------
Net income (loss)...............................  $  (153)    $(1,905)    $   719     $  (348)    $ 2,357     $ 1,063     $ 1,479(1)
                                                  =======     =======     =======     =======     =======     =======     =======
Per share information:
  Income (loss) before extraordinary item.......  $  (.06)    $  (.71)    $   .19     $  (.05)    $   .61     $   .31     $   .18
  Extraordinary item............................       --          --          --        (.04)       (.18)       (.11)         --
                                                  -------     -------     -------     -------     -------     -------     -------
  Net income (loss).............................  $  (.06)    $  (.71)    $   .19     $  (.09)    $   .43     $   .20     $   .18(1)
                                                  =======     =======     =======     =======     =======     =======     =======
Shares used in per share computations(2)........    2,691       2,691       3,844       4,021       5,523       5,384       8,179

                                                                         DECEMBER 31,
                                                    -------------------------------------------------------       SEPTEMBER 30,
                                                     1991        1992        1993        1994        1995             1996
                                                    -------     -------     -------     -------     -------     -----------------
                                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.........................  $   570     $   491     $   636     $ 1,458     $13,005          $ 8,866
Working capital (deficit).........................   (2,417)     (5,068)     (5,211)     (3,882)     15,985           15,142
Total assets......................................    3,700       2,315       4,212      15,139      38,153           44,566
Long-term debt, less current portion..............       73       2,476       1,501       7,832          --               --
Total shareholders' equity (deficit)..............   (1,485)     (6,883)     (5,650)     (5,357)     22,892           25,259

---------------
(1) Excluding costs and related tax effects associated with the acquisition of DCD, net income and earnings per share for the nine months ended September 30, 1996 would have been $4.0 million and $.49 per share, respectively.

(2) See Note 1 of Notes to Consolidated Financial Statements describing the determination of the number of shares used in computing per share information.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed in this report. Factors that could cause or contribute to such differences include, without limitation, those discussed in the sections entitled "Risk Factors" and "Business," as well as those discussed elsewhere in this Prospectus or incorporated herein by reference.

OVERVIEW

     DataWorks was incorporated in 1986 and develops, markets, implements and supports open systems, client/server-based ERP software for mid-range discrete manufacturing companies with annual revenues between $3 million and $1 billion. In May 1994, DataWorks acquired Madic-Compufact Corporation ("MCC") principally for cash in a transaction accounted for as a purchase. DataWorks believes that its acquisition of MCC allowed it to achieve several important strategic objectives, including the addition of a complementary product to better serve the make-to-order market and a significant expansion of DataWorks' customer and revenue base. Because the acquisition of MCC was accounted for as a purchase, the financial results of MCC prior to June 1994 are not included in DataWorks' financial results. The MCC acquisition has had a significant effect on DataWorks' subsequent financial results.

     In September 1996, the Company acquired DCD Corporation ("DCD") in a stock-for-stock transaction that was accounted for as a pooling-of-interests. The financial results of DCD have been included in the financial results of the Company included in this Prospectus. DataWorks believes that its acquisition of DCD allowed it to achieve several important strategic objectives, including the ability to better serve the lower tier of mid-range manufacturers, within and outside the six "highly engineered product" industries on which the Company has focused historically. The acquisition also allowed the Company to expand geographically and to increase its customer and revenue base. The DCD acquisition had a significant effect on DataWorks' financial results.

     Due to intense competition in the computer hardware market and an increasing tendency for customers, particularly new accounts, to elect to purchase hardware directly from third party vendors, the Company has experienced declining hardware revenues as a percentage of each system it sells and declining profit margins with respect to such hardware revenues. Recently, gross profit from hardware sales has not been a significant part of the Company's total gross profit, and the Company believes this trend will continue.

     The Company believes that its success has been due in part to its strategy of focusing marketing and development resources on six "highly engineered product" industries within the mid-range discrete manufacturing market sector. The Company is unaware that any of its competitors is specifically targeting the same group of industries. There can be no assurance that competitors with significantly greater financial, technical and marketing resources than the Company will not target these particular industries.

     To date, substantially all of DataWorks' revenues have been derived from domestic operations. Internationally, DataWorks established a wholly-owned subsidiary in the United Kingdom in 1994 to serve its European operations.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain consolidated statement of operations data:

                                                                                     NINE MONTHS
                                                          YEARS ENDED DECEMBER          ENDED
                                                                   31,              SEPTEMBER 30,
                                                         -----------------------    --------------
                                                         1993     1994     1995     1995     1996
                                                         -----    -----    -----    -----    -----
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Revenues:
  Software licenses....................................   43.2%    50.4%    53.2%    54.6%    57.8%
  Hardware.............................................   26.3     16.3     15.7     14.3      8.8
  Maintenance and other services.......................   30.5     33.3     31.1     31.1     33.4
                                                         -----    -----    -----    -----    -----
       Total revenues..................................  100.0    100.0    100.0    100.0    100.0
Cost of revenues:
  Software licenses....................................    1.8      5.2      5.0      5.2      4.5
  Hardware.............................................   15.9     12.7     12.3     11.3      6.5
  Maintenance and other services.......................   24.1     20.4     19.4     19.9     24.4
                                                         -----    -----    -----    -----    -----
       Total cost of revenues..........................   41.8     38.3     36.7     36.4     35.4
                                                         -----    -----    -----    -----    -----
Gross profit...........................................   58.2     61.7     63.3     63.6     64.6
Operating expenses:
  Sales and marketing..................................   24.8     32.1     28.0     28.5     30.1
  Research and development.............................    7.9     10.9      7.5      7.9      7.5
  General and administrative...........................   15.1     13.9     11.7     12.7     12.2
  Acquisition and related costs........................     --       --       --       --      8.6
  ESOP contribution....................................    2.5      1.8      1.0      1.2       --
                                                         -----    -----    -----    -----    -----
       Total operating expenses........................   50.3     58.7     48.2     50.3     58.4
                                                         -----    -----    -----    -----    -----
Income from operations.................................    7.9      3.0     15.1     13.3      6.2
Other income (expense), net............................   (3.3)    (4.9)    (3.1)    (4.5)     0.7
                                                         -----    -----    -----    -----    -----
Income (loss) before income taxes and extraordinary
  item.................................................    4.6     (1.9)    12.0      8.8      6.9
Credit (provision) for income taxes....................     --      1.1     (4.1)    (3.1)    (3.4)
Extraordinary item, net of income taxes................     --     (0.7)    (2.4)    (2.1)      --
                                                         -----    -----    -----    -----    -----
Net income (loss)......................................    4.6%    (1.5)%    5.5%     3.6%     3.5%
                                                         =====    =====    =====    =====    =====

  COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995,
  AND YEARS ENDED DECEMBER 31, 1995 AND 1994

     Total Revenues. DataWorks' principal sources of revenues consist of software license fees and related services, including software maintenance, consulting and custom programming. In addition, DataWorks resells third party hardware and operating systems software to provide turnkey systems solutions.

     Total revenues for the nine months ended September 30, 1996 increased 44.7% to $42.3 million from $29.2 million for the same period in 1995. This increase in revenues was primarily due to an increase in sales of software licenses to new accounts and an overall increase in maintenance and other service revenues. Total revenues increased 86.3% to $43.0 million in 1995 from $23.0 million in 1994 . This increase was due primarily to significant growth in software license fees and related service fees resulting from the expansion of DataWorks' customer base and the availability of the Vista and Vantage products, which were released in mid-1994.

     Software License Revenues. Revenues from DataWorks' noncancellable software licenses are recognized upon delivery of the products, provided that no significant Company obligations remain and collection of the related receivable is deemed probable. DataWorks' Vista product line, which represented approximately 14% and 12% of software license revenues for the nine months ended September 30, 1996 and 1995, respectively, and approximately 15% and 8% of software license revenues in 1995 and 1994, respectively, carries a 30-day money back guarantee. DataWorks books this revenue upon shipment and believes that it maintains adequate reserves to cover typical returns, which average approximately 12%.

     Software license revenues for the nine months ended September 30, 1996 increased 53.3% to $24.5 million from $16.0 million for the same period in 1995. This growth was attributable to increased marketing efforts, expansion of the sales force and increased functionality in both the Vista and Vantage products. Software license revenues increased 96.7% to $22.9 million in 1995 from $11.6 million in 1994. This increase resulted from a combination of factors, including, (i) the continued effects of regionalization and expansion of the sales force and the increase in marketing activities, (ii) the expansion of DataWorks' product offerings, including the addition of new software application modules, (iii) the added product functionality of existing software application modules and (iv) the increased customer base from the acquisition of MCC in May 1994.

     Cost of Software License Revenues. The cost of software license revenues consists primarily of the cost of software products and firmware security devices provided by third party suppliers and sold with DataWorks' systems. The cost of software license revenues for the nine months ended September 30, 1996 increased 26.4% to $1.9 million from $1.5 million for the same period in 1995 and 80.6% to $2.2 million in 1995 from $1.2 million in 1994. These increases were directly related to the increase in software license revenues. The cost of software license revenues represented approximately 8% and 9% of software license revenues for the nine months ended September 30, 1996 and 1995, respectively, and 9% and 10% of software license revenues for 1995 and 1994, respectively. This decrease in software license cost, as a percentage of software license revenues, was due primarily to reductions in database costs on a per user basis.

     Hardware Revenues. Hardware revenues include computers (primarily servers), data collection equipment, peripherals and related network and communications products purchased from third party vendors and sold through DataWorks to its customers.

     Hardware revenues for the nine months ended September 30, 1996 declined 11.2% to $3.7 million from $4.2 million for the same period in 1995. This represented approximately 9% of total revenues for the nine months ended September 30, 1996, as compared to approximately 14% of total revenues for the same period in 1995, reflecting an increasing tendency for new customers, who purchase smaller systems, to purchase hardware directly from third party vendors. Hardware revenues increased 79.1% to $6.7 million in 1995 from $3.8 million in 1994, representing approximately 16% of total revenues for both 1994 and 1995. This increase in hardware revenues was due, in part, to the acquisition of MCC and its existing customer base as well as the overall increase in sales transactions. Due to intense competition in the computer hardware market and an increasing tendency for new customers to purchase hardware directly from third party vendors, DataWorks has experienced declining hardware revenues as a percentage of new account systems.

     Cost of Hardware Revenues. The cost of hardware revenues consists primarily of the cost of the computers (primarily servers), data collection equipment, peripherals and related network and communications products purchased from third party vendors.

     The Company attempts to maintain a 20% gross profit on hardware sales. Recently, gross profit from hardware sales has not been a significant part of DataWorks' total gross profit, and DataWorks believes this trend will continue.

     Maintenance and Other Service Revenues. Maintenance and other service revenues include fees primarily from software maintenance, consulting, education and custom programming services. Software maintenance revenues are generally prepaid and recognized ratably over the period of the maintenance agreement. Consulting, education and custom programming revenues are generally paid and recognized as the services are performed.

     Maintenance and other service revenues for the nine months ended September 30, 1996 increased 55.2% to $14.1 million from $9.1 million for the same period in 1995. This growth was due primarily to the increase in new customers, and increased capacity created by the growth in DataWorks' service organization. Maintenance and other service revenues increased 74.2% to $13.4 million in 1995 from $7.7 million in 1994.

This increase was the result of the increased number of new accounts recorded during this period and increased activity within DataWorks' existing account base, including the addition of MCC customers.

     Cost of Maintenance and Other Service Revenues. DataWorks provides its software maintenance, consulting and custom programming services through a professional in-house staff. The cost of these services is primarily based on salaries and a portion of DataWorks' overhead cost. Cost of maintenance and other service revenues for the nine months ended September 30, 1996 increased 77.3% to $10.3 million from $5.8 million for the same period in 1995. This increase was primarily due to the continued expansion of the DataWorks' professional service organization required to support growth in new customer accounts. Gross profit, as a percentage of maintenance and other service revenues, decreased to 26.9% for the nine months ended September 30, 1996 from 36.0% for the same period in 1995 due primarily to the delay between the time of incurring the cost associated with hiring a significant number of new service personnel and the generation of revenue from services provided by such personnel. The cost of maintenance and other service revenues increased 76.6% to $8.3 million in 1995 from $4.7 million in 1994. This increase primarily reflected the increased costs associated with the acquisition of the MCC service staff in June 1994, the initial staffing increases to support the establishment of regional training centers in Chicago and Boston and a general increase in salaries to remain competitive within the industry.

     Gross Profit. Gross profit increased 46.8% to $27.3 million from $18.6 million and increased to 64.6% from 63.6% as a percentage of total revenues for the nine months ended September 30, 1996 as compared to the same period in 1995. Gross profit increased 91.3% to $27.2 million from $14.2 million and increased to 63.3% from 61.7% as a percentage of total revenues in 1995 as compared to 1994. These increases were due primarily to an increase in gross profit in software sales and an increase in software revenues as a percentage of total revenues.

     Sales and Marketing Expenses. Sales and marketing expenses for the nine months ended September 30, 1996 increased 53.0% to $12.7 million from $8.3 million for the same period in 1995, and increased as a percentage of revenues to 30.1% from 28.5% for the same periods. These increases were attributable to DataWorks' expansion of its direct sales force, increased marketing efforts, travel, commissions and other expenses related directly to the increased sales activity. Sales and marketing expenses increased 62.8% to $12.1 million in 1995 from $7.4 million in 1994. This increase reflected the expansion of DataWorks' sales and marketing staff, additional marketing required for the introduction of Vista and Vantage and increased sales activity in this period. As a percentage of total revenues, sales and marketing expenses decreased to 28.0% in 1995 from 32.1% in 1994, due primarily to the increase in total revenues during 1995. DataWorks expects sales and marketing expenses will continue to increase in absolute dollars as it continues to expand its sales and marketing programs.

     Research and Development Expenses. Research and development expenses are comprised primarily of salaries and a portion of DataWorks' overhead for its in-house staff and amounts paid to outside consultants, as appropriate, to supplement the product development efforts of its in-house staff. Research and development expenses are charged to operations as incurred. Certain software production costs related to DataWorks' ECS product, however, are capitalized as required by Statement of Financial Accounting Standards No. 86, "Accounting for Software Cost." Amortization of these costs will begin when the product is available for general release, which is expected in late 1997. DataWorks does not capitalize development software costs for any product other than ECS. As of September 30, 1996, the amount capitalized for ECS was approximately $3.7 million.

     Gross research and development expenditures for the nine months ended September 30, 1996 increased 52.0% to $5.0 million from $3.3 million for the same period in 1995, representing approximately 11.8% and 11.3%, respectively, of total revenues. Gross research and development expenditures in such periods included amounts for capitalized software totaling $1.9 million and $970,000, respectively. The increase in gross expenditures was due primarily to the employment of additional development personnel and reflects DataWorks' belief that investments in research and development are necessary to maintain a competitive position in its targeted market. Gross research and development expenditures increased 50.0% to $4.5 million in 1995 from $3.0 million in 1994. Gross research and development expenditures in such periods included amounts for capitalized software totaling $1.3 million and $475,000, respectively. The increase in gross expenditures resulted primarily from the inclusion of MCC expenditures in 1995 that were not included in the first five months of 1994. For the foreseeable future, DataWorks anticipates continued increased expenditures on research and development for both the enhancement of current products and the addition of new products.

     General and Administrative Expenses. General and administrative expenses for the nine months ended September 30, 1996 increased 38.9% to $5.2 million from $3.7 million as compared to the same period in 1995. This increase was due primarily to the increase in administrative staff and the related facility costs necessary to support the growth of DataWorks. General and administrative expenses increased 57.2% to $5.0 million in 1995 from $3.2 million in 1994. This increase was due primarily to the expansion of DataWorks' administrative staff arising, in part, from the increase in business activity following the MCC acquisition, and the amortization of certain intangibles in connection with that acquisition.

     Acquisition and Related Costs. Acquisition and related costs of $3.7 million represent the transaction costs incurred in connection with the acquisition of DCD. These costs included investment banking fees, legal and accounting fees and expenses necessary to integrate and combine the operations of the two companies. There can be no assurance that the Company will not incur additional charges in future periods to reflect costs associated with the acquisition and the integration of the two companies.

     ESOP Contributions and Dividends. DCD established the ESOP in 1992 for the benefit of all of its employees meeting certain eligibility requirements. The ESOP was assumed by DataWorks in connection with its acquisition of DCD. In 1992, DCD obtained financing from a commercial bank and advanced proceeds to the ESOP in order to purchase certain shares from a selling shareholder. See Note 4 of Notes to Consolidated Financial Statements.

     Other Income and Expense. Interest expense relates primarily to long-term debt, the amortization of debt discount and issue costs with respect to prior financings and debt associated with the ESOP. DataWorks reported net interest income of approximately $315,000 for the nine months ended September 30, 1996, as compared to net interest expense of approximately $1.3 million for the same period in 1995. The net interest income for the first nine months of 1996 relates primarily to the income from the investment of a portion of the net proceeds from DataWorks' initial public offering in October 1995. The interest expense recorded for the same period in 1995 relates primarily to long-term debt, the amortization of debt discount and issue costs with respect to prior financings, and the ESOP obligation. With the exception of the ESOP obligation, all long-term debt was retired with a portion of the proceeds from the initial public offering. Interest expense increased 17.2% to $1.3 million in 1995 from $1.1 million in 1994. This increase was due primarily to debt financing obtained in connection with the MCC acquisition. In 1995, DataWorks repaid in full all outstanding debt incurred in connection with prior financings from the proceeds of DataWorks' Series A Preferred Stock financing and initial public offering. With the prepayment of such indebtedness, DataWorks recognized an extraordinary expense of approximately $1.0 million, net of income tax benefit, arising from the write-off of the unamortized debt issue cost, debt discount and the other related fees. See Note 5 of Notes to Consolidated Financial Statements. In 1995, DataWorks repaid in full the ESOP obligation through cash flows from operations.

     Income Taxes. For the nine months ended September 30, 1996, DataWorks' effective tax rate was 49.5%, due primarily to the non-deductibility of certain of the DCD acquisition and related costs. The effective tax rate for such period without the acquisition and related costs would have been approximately 40%. DataWorks' effective tax rate for the nine months ended September 30, 1995 was 35%. DataWorks realized tax benefits in 1994 and 1995 from the deduction of certain tax credits and from contributions and dividends paid on Common Stock held by the ESOP used to make ESOP debt service payments, which have reduced DataWorks' effective tax rate in those periods. See Note 6 of Notes to Consolidated Financial Statements.

QUARTERLY RESULTS

     The following tables set forth certain unaudited financial information of the Company for the seven quarters ended September 30, 1996. This quarterly information has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                           QUARTERS ENDED
                                            ----------------------------------------------------------------------------
                                            MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                                              1995       1995       1995        1995       1996       1996       1996
                                            --------   --------   ---------   --------   --------   --------   ---------
                                                                           (IN THOUSANDS)
Revenues:
  Software licenses.......................   $3,740     $5,569     $ 6,643     $6,922     $6,758     $9,077     $ 8,624
  Hardware................................    1,072      1,579       1,538      2,554      1,247      1,441       1,030
  Maintenance and other services..........    2,654      3,044       3,390      4,306      4,145      4,810       5,153
                                             ------     ------      ------     ------     ------     ------      ------
    Total revenues........................    7,466     10,192      11,571     13,782     12,150     15,328      14,807
Cost of revenues:
  Software licenses.......................      382        442         689        640        566        809         537
  Hardware................................      902      1,185       1,204      1,997        928      1,065         752
  Maintenance and other services..........    1,714      1,912       2,194      2,510      2,965      3,694       3,660
                                             ------     ------      ------     ------     ------     ------      ------
    Total cost of revenues................    2,998      3,539       4,087      5,147      4,459      5,568       4,949
                                             ------     ------      ------     ------     ------     ------      ------
Gross Profit..............................    4,468      6,653       7,484      8,635      7,691      9,760       9,858
Operating expenses:
  Sales and marketing.....................    2,326      2,905       3,097      3,729      3,499      4,529       4,710
  Research and development................      737        764         808        905        929      1,014       1,194
  General and administrative..............    1,048      1,354       1,316      1,314      1,543      1,891       1,730
  Acquisition and related costs...........       --         --          --         --         --         --       3,656
  ESOP contribution.......................      111        112         111        112         --         --          --
                                             ------     ------      ------     ------     ------     ------      ------
    Total operating expenses..............    4,222      5,135       5,332      6,060      5,971      7,434      11,290
                                             ------     ------      ------     ------     ------     ------      ------
Income (loss) from operations.............      246      1,518       2,152      2,575      1,720      2,326      (1,432)
Other income (expense), net...............     (449)      (461)       (403)       (24)       130        108          77
                                             ------     ------      ------     ------     ------     ------      ------
Income (loss) before income taxes and
  extraordinary item......................     (203)     1,057       1,749      2,551      1,850      2,434      (1,355)
Credit (provision) for income taxes.......       89       (376)       (626)      (867)      (916)    (1,205)        671
                                             ------     ------      ------     ------     ------     ------      ------
Income (loss) before extraordinary item...     (114)       681       1,123      1,684        934      1,229        (684)
Extraordinary item, net of income taxes...       --         --         627        390         --         --          --
                                             ------     ------      ------     ------     ------     ------      ------
Net income (loss).........................   $ (114)    $  681     $   496     $1,294     $  934     $1,229     $  (684)(1)
                                             ======     ======      ======     ======     ======     ======      ======

---------------
(1) Excluding costs and related tax effects associated with the acquisition of DCD, net income for the quarter ended September 30, 1996 would have been $1.4 million.

                                                                  AS A PERCENTAGE OF TOTAL REVENUE
                                                                       FOR THE QUARTERS ENDED
                                            ----------------------------------------------------------------------------
                                            MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                                              1995       1995       1995        1995       1996       1996       1996
                                            --------   --------   ---------   --------   --------   --------   ---------
Revenues:
  Software licenses.......................     50.1%      54.6%      57.4%       50.2%      55.6%      59.2%      58.2%
  Hardware................................     14.4       15.5       13.3        18.5       10.3        9.4        7.0
  Maintenance and other services..........     35.5       29.9       29.3        31.3       34.1       31.4       34.8
                                             ------     ------     ------      ------     ------     ------     ------
    Total revenues........................    100.0      100.0      100.0       100.0      100.0      100.0      100.0
Cost of revenues:
  Software licenses.......................      5.1        4.3        6.0         4.6        4.7        5.3        3.6
  Hardware................................     12.1       11.6       10.4        14.5        7.6        6.9        5.1
  Maintenance and other services..........     23.0       18.8       19.0        18.2       24.4       24.1       24.7
                                             ------     ------     ------      ------     ------     ------     ------
    Total cost of revenues................     40.2       34.7       35.3        37.3       36.7       36.3       33.4
                                             ------     ------     ------      ------     ------     ------     ------
Gross Profit..............................     59.8       65.3       64.7        62.7       63.3       63.7       66.6
Operating expenses:
  Sales and marketing.....................     31.2       28.5       26.8        27.0       28.8       29.5       31.8
  Research and development................      9.9        7.5        7.0         6.6        7.6        6.6        8.1
  General and administrative..............     14.0       13.3       11.3         9.6       12.7       12.4       11.6
  Acquisition and related costs...........       --         --         --          --         --         --       24.7
  ESOP contribution.......................      1.4        1.1        1.0         0.8         --         --         --
                                             ------     ------     ------      ------     ------     ------     ------
    Total operating expenses..............     56.5       50.4       46.1        44.0       49.1       48.5       76.2
                                             ------     ------     ------      ------     ------     ------     ------
Income (loss) from operations.............      3.3       14.9       18.6        18.7       14.2       15.2       (9.6)
Other income (expense), net...............     (6.0)      (4.5)      (3.5)       (0.2)       1.0        0.7        0.5
                                             ------     ------     ------      ------     ------     ------     ------
Income (loss) before income taxes and
  extraordinary item......................     (2.7)      10.4       15.1        18.5       15.2       15.9       (9.1)
Credit (provision) for income taxes.......      1.2       (3.7)      (5.4)       (6.3)      (7.5)      (7.9)       4.5
                                             ------     ------     ------      ------     ------     ------     ------
Income (loss) before extraordinary item...     (1.5)       6.7        9.7        12.2        7.7        8.0       (4.6)
Extraordinary item, net of income taxes...       --         --       (5.4)       (2.8)        --         --         --
                                             ------     ------     ------      ------     ------     ------     ------
Net income (loss).........................     (1.5)%      6.7%       4.3%        9.4%       7.7%       8.0%      (4.6)%(1)
                                             ======     ======     ======      ======     ======     ======     ======

---------------
(1) Excluding costs and related tax effects associated with the acquisition of DCD, net income as a percentage of total revenues for the quarter ended September 30, 1996 would have been 9.5%.

     DataWorks' 1996 quarterly results reflect significant increases in total revenues and a greater proportion of software license revenues to total revenues, in each quarter of 1996 as compared to the corresponding quarters of 1995. As a result, gross profit percentages increased in 1996. Software license revenues for the quarter ended June 30, 1996 reflect the inclusion of three new customers, each with significant software content and contract values in excess of $1 million. Quarterly hardware revenues have varied directly with software sales, with relatively minor variations as a percentage of revenues, other than in the fourth quarter of 1995, when the anomalous result was attributable to the product mix of transactions in that quarter. Hardware revenues as a percentage of total revenues continued to decline on a quarterly basis as more new customers, who purchase smaller systems, purchased hardware directly from third party vendors. Service revenues increased in each quarter of 1996 as compared to the same periods in 1995. Gross profit on services in the 1996 quarters was adversely affected, primarily from the delay between the time of incurring the cost associated with hiring a significant number of new service personnel and the generation of revenue from services provided by such personnel.

     Operating expenses generally increased as DataWorks expanded and continued to invest in its infrastructure to support its growth. These costs are primarily fixed in nature and cannot be adjusted on a quarterly basis to align with the potential volatility of DataWorks' revenues. Sales and marketing expenses generally have increased in absolute dollars and, since the third quarter of 1995, as a percentage of revenues on a sequential quarter basis, due primarily to the continued expansion of the sales force and the increase in marketing activities, travel, commissions and other expenses related directly to the increased sales activity. These expenses tend to be higher in the fourth quarter as compared to the first quarter due to variable expenses and commissions related to revenues. The increase in general and administrative expenses in the first quarter of 1996 from the fourth quarter of 1995 reflected the increase in administrative personnel and the related expenses necessary to manage the growth of DataWorks.

     Research and development expenses have increased in absolute dollars in each quarter of 1995 and 1996, due primarily to the employment of additional development personnel, reflecting DataWorks' belief that investments in research and development are necessary to maintain a competitive position in its targeted markets. DataWorks continues to capitalize the production costs related to the ECS product.

     Acquisition and related costs of $3.7 million incurred in the third quarter of 1996 represent transaction costs incurred in connection with the acquisition of DCD in September 1996. These costs included investment banking fees, legal and accounting fees and expenses necessary to integrate and combine the operations of the two companies. Excluding these costs and related tax effects, net income for the quarter would have been approximately $1.4 million, compared to $496,000 for the same quarter of 1995. In the third and fourth quarters of 1995, the Company recorded extraordinary charges of $627,000 and $390,000, respectively, in connection with prepayments of certain debt obligations.

     The Company has experienced significant fluctuations in its revenues and operating results from quarter to quarter and anticipates that it will continue to experience such quarterly fluctuations. The Company's revenues and operating results have generally been higher in the fourth quarter than in any preceding quarter of the year. The Company believes that fourth quarter revenues are positively impacted by year-end capital purchases by some large corporate customers, as well as by the Company's sales compensation plans. Seasonal factors, which the Company believes are common in the computer software industry, are likely to increase as the Company focuses on larger corporate accounts. As a result of these seasonal factors, first quarter revenues in any year are typically lower than revenues in the immediately preceding fourth quarter. In addition, the Company's revenues occur predominantly in the third month of each quarter and tend to be concentrated in the latter half of that third month. Accordingly, the Company's quarterly results of operations are difficult to predict, and delays in product delivery or in closings of sales near the end of a quarter could cause quarterly revenues and, to a greater degree, net income to fall substantially short of anticipated levels. Factors that may contribute to such fluctuations in addition to seasonal factors include: the number of new orders and product shipments; the size and timing of individual orders; the timing of shipment of hardware or database software by third party vendors necessary in order for the Company to recognize revenues; the timing of introduction of products or product enhancements by the Company, the Company's competitors or other providers of hardware, software and components for the Company's market; competition and pricing in the software industry; market acceptance of new products; reduction in demand for existing products and shortening of product life cycles as a result of new product introductions by competitors; product quality problems; customer order deferrals in anticipation of new products; changes in customer budgets; changes in Company strategy; changes in Company operating expenses; personnel changes; fluctuations in foreign currency exchange rates; changes in the mix of products sold; conditions or events in the manufacturing industry; and general economic conditions.

     The Company's sales figures for DataFlo and ManFact II, the Company's principal products, generally reflect a relatively high amount of revenues per order. The loss or delay of individual orders for these products, therefore, could have a more significant impact on the revenues and quarterly results of the Company than on those of companies with higher sales volumes and lower revenues per order. The Company's software products generally are shipped as orders are received, and revenues are recognized upon delivery of the products, provided no significant vendor obligations exist and collection of the related receivable is deemed probable. As a result, software license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. The timing of license revenues derived from sales of the Company's DataFlo and ManFact II products is difficult to predict because of the length of the sales cycle for these products, which is typically three to nine months from the initial contact. Because the Company's operating expenses are based on anticipated revenue trends and because a high percentage of the Company's expenses are relatively fixed, a delay in the recognition of revenue from a limited number of license transactions could cause significant variations in operating results from quarter to quarter and could result in losses. To the extent such expenses precede, or are not subsequently followed by, increased revenues, the Company's operating results would be materially adversely affected. In addition, the achievement of anticipated revenues is substantially dependent on the ability of the Company to attract, on a timely basis, and retain skilled personnel, especially sales, service and implementation personnel. As a result of these factors, revenues for any quarter are subject to significant variation, and the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Fluctuations in operating results may also result in volatility in the price of the Company's Common Stock.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to its initial public offering in October 1995, DataWorks had funded its operations primarily through long-term debt, term loans, bank lines of credit directly tied to DataWorks' available accounts receivable and the sale of Series A Preferred Stock. In September 1995, DataWorks also established a banking facility (up to a maximum of $6.0 million, secured by substantially all of the Company's assets, at the bank's prime rate) expiring in June 1997. As of September 30, 1996, there were no borrowings outstanding under this facility. DCD also has a $1 million line of credit secured by substantially all of the assets of DCD, expiring in July 1997.

     In October 1995, DataWorks completed an initial public offering of 2,500,000 shares of Common Stock at $13.00 per share, of which 1,600,000 shares were sold by DataWorks for net proceeds of approximately $18.0 million. The net proceeds received by DataWorks were used to repay outstanding indebtedness in the aggregate amount of $9.2 million. The remaining proceeds were used for general corporate purposes and to increase working capital.

     Effective January 1996, DataWorks purchased certain assets of Arrowkey Systems ("Arrowkey") for $450,000. In addition, DataWorks may be required to pay Arrowkey up to $75,000 annually through 1998 if certain sales levels of Arrowkey software products are achieved. Arrowkey software products provide shop floor data collection systems, which are integrated into the Company's DataFlo product.

     For the nine months ended September 30, 1996, operating activities required cash of approximately $499,000, primarily to support increases in accounts receivable resulting from the growth in software licensing activity. DataWorks' principal uses of cash for investing activities were for capital equipment of approximately $2.2 million, the funding of DataWorks' ECS product of approximately $1.8 million and the purchase of certain software products from Arrowkey of $450,000. The increase in capital equipment was due, in part, to increases in personnel and the relocation of the Company's Orange County, California facility. Financing activities from the exercise of stock options and from stock purchased by employees through the DataWorks' Employee Stock Purchase Plan provided cash of approximately $888,000 during the nine months ended September 30, 1996.

     As of September 30, 1996, DataWorks had cash and cash equivalents totaling approximately $8.9 million. DataWorks' principal commitments as of September 30, 1996 consisted primarily of leases on facilities and equipment. There were no material commitments for capital expenditures.

     DataWorks' capital resources may be used to support working capital requirements, product development, capital equipment requirements and possible acquisitions of businesses, products or technologies complementary to DataWorks' current business. DataWorks believes that the net proceeds from this offering, current cash reserves and cash flow from operations are sufficient to fund its operations at least through 1997. However, during this period or thereafter the Company may require additional financing. There can be no assurance that such additional financing will be available on terms favorable to the Company, or at all.

                                    BUSINESS

     DataWorks develops, markets, implements and supports open systems, client/server-based Enterprise Resource Planning ("ERP") software for mid-range discrete manufacturing companies with annual revenues between $3 million and $1 billion. The Company's products and services facilitate enterprise-wide management of resources and information and allow mid-range manufacturers to reduce order fulfillment cycle times, improve operating efficiencies and measure critical company performance against defined plan objectives. DataWorks' products enable its customers to manage make-to-stock and make-to-order production methods, as well as multiple hybrid or "mixed mode" production methods, within a single manufacturing site or across multiple sites. The Company's products also help customers adapt to growth, changing levels of operations, and business process re-engineering, which is becoming commonplace among manufacturing concerns.

     The business needs and resource requirements of mid-range manufacturers tend to be considerably different than those of larger companies. Companies in this market typically have small information systems ("IS") departments, budget constraints and limited experience with the advanced technologies inherent in ERP systems. DataWorks segments the mid-range manufacturing market into three distinct sectors: the lower tier segment (companies with annual revenues of $3 million to $25 million), the mid-tier segment ($25 million to $200 million) and the upper tier segment ($200 million to $1 billion). The Company's family of ERP solutions is designed to provide a product migration path to address the changing needs of growing companies in the mid-range manufacturing market. The Company's principal products have been DataFlo and ManFact II, open systems client/server-based products that are targeted at mid-tier manufacturers and which accounted for 73.4% of the Company's revenues in the first nine months of 1996. The Company has broadened its product line to serve the lower tier segment of the mid-range market with Vista and Vantage. Vista and Vantage are easy-to-use Windows-based products, which the Company acquired through its recent acquisition of DCD Corporation ("DCD"). The Company also has under development its Enterprise Client Server ("ECS") system, an object oriented, multi-tier client/server-based product that is designed for the upper tier segment of the mid-range market. The Company intends to commence customer shipments of ECS in late 1997.

     The Company has designed its product family to be affordable and to incorporate a broad range of applications, depth of functionality, ease of use and an ability to be rapidly deployed. The Company's products are comprised of modules that provide and integrate feature-rich applications and that can be configured to comprehensively support a customer's business. DataWorks provides turnkey solutions by integrating its application software products with third party hardware, operating systems, and database and other software products. The Company offers a suite of development tools and a full complement of services to help its customers maximize the benefits of the Company's software products and efficiently implement the Company's ERP solutions. These services include initial system implementation, consultation, customer support desk and maintenance activities, technical and programming services, and periodic enhancement releases of software products.

INDUSTRY BACKGROUND

     Manufacturers worldwide are attempting to re-engineer their businesses as they react to increasing global competitive pressures, demanding vendor-customer relationships and rapidly changing market requirements. In implementing these re-engineering efforts, manufacturing companies in the mid-range sector are increasingly orienting their operations to respond to customer needs by shortening product development and delivery cycles, enhancing product quality and providing products configured to meet customer requirements. To achieve these objectives, manufacturers must increase the efficiency of their operations, within the limits of budgetary constraints, by increasing the productivity of personnel and the efficient management of assets throughout their enterprises. Manufacturing companies also require the flexibility to modify and expand operations in response to market demand. All of these factors contribute to the need for IS that offers enterprise-wide availability and integrated use of a broad range of accurate and current information that enables manufacturers to respond more quickly to their customers and to manage their organizations more efficiently. The IS needs of manufacturers depend to some degree on the nature of their manufacturing processes, which may include make-to-stock, in which parts are assembled into finished products based on a standard bill order; make-to-order, in which parts are assembled into a finished product based on customer specifications; and configure-to-order, in which the final assembly of parts can be configured to create many different models and styles based on customer orders. Firms using configure-to-order production methods are referred to as mixed mode manufacturers because they assemble products using elements of both make-to-stock and make-to-order. Mixed mode manufacturing can create significant market advantages for companies embracing this latest production process approach but is extremely difficult to implement properly without responsive information systems.

     Since the early 1970s, there has been a steady evolution of manufacturing software systems available from third party developers or developed internally by the manufacturers themselves. Initially, Material Requirements Planning ("MRP") systems were introduced to allow manufacturers to manage the flow of materials at various stages of the manufacturing process. These MRP systems were superseded in the 1980s by a more expansive Manufacturing Resource Planning ("MRP II") approach that incorporates labor and equipment planning for the production process as part of a materials planning methodology. More recently, in response to the evolving needs of manufacturing companies, there has been a significant shift away from the traditional MRP II planning-oriented systems in favor of more comprehensive ERP systems that provide actual enterprise-wide management of resources, integration of more sophisticated forecasting and reporting and the capability to measure the quality levels and delivery cycle responsiveness. ERP systems based on open systems, client/server platforms offer further advantages to manufacturers by providing access to information throughout the manufacturing enterprise on a timely basis, providing a wider distribution of applications and databases and permitting the integration of a diverse array of new software components and technologies as they become available. Effectively designed ERP systems are also scaleable to permit deployment of localized information systems resources within departments and individual business units or across an enterprise, as well as to provide adequate support for organizational growth.

     Despite its virtues, open systems, client/server-oriented ERP solutions have not historically been readily available to manufacturers in the mid-range sector. There are several key contributing factors that have traditionally precluded mid-size companies from reaping the full benefits of the new technologies which have been made available to larger manufacturing firms in recent years. In complex, diverse manufacturing environments, many ERP systems require a significant IS staff, either internal to the organization or contracted at substantial expense from outside the company, and a high level of expertise to establish the proper design and configuration of a client/server system that meets a company's specific needs. Implementation of these systems has often been lengthy and costly. In addition, large global ERP suppliers have continued to price their products beyond the financial capabilities of the typical mid-size firm.

     In order to achieve their business process re-engineering ("BPR") objectives, mid-range manufacturers need the benefits of open systems, client/server ERP solutions that are affordable and can be quickly implemented with minimal disruption to business and maintained with a limited IS staff. These ERP systems must also provide sufficient depth of functionality and flexibility to enable manufacturers to respond to varying customer needs and offer scalability for growth in operations. The demand for a new generation of turnkey ERP solutions that address the needs of the mid-range manufacturing market is significant and growing.

     Multi-billion dollar manufacturing enterprises increasingly are seeking the efficiencies and competitive advantages of electronically tying together in a supply chain sources of raw materials, component products, and certain outsourced manufacturing processes. Many of the "feeder" suppliers of these products and services to the multi-billion dollar manufacturing enterprise are companies in the mid-range manufacturing market. These companies require systems to address their market diversity, scalability, and localized information systems requirements, along with the committed ERP vendor development resources to electronically link these systems into a wide area network for electronic supply chain management.

THE DATAWORKS SOLUTION

     DataWorks offers open systems, client/server-based ERP software that enables discrete manufacturing companies to re-engineer their businesses to compete more effectively, while responding to the specific needs and limitations of the mid-range market. The Company's current and planned products are designed to meet the ERP needs of all tiers of mid-range manufacturing companies. As companies in the lower and mid-tier grow, their enterprise-wide management requirements change, and DataWorks provides an efficient migration path to more complex ERP solutions. The Company believes that mid-sized manufacturers in its targeted industry segments represent a significantly higher growth sector than the general manufacturing community at large. The principal elements of the Company's ERP solutions are as follows:

  - OPEN SYSTEMS AND ADVANCED RDBMS ARCHITECTURE

     The Company's family of products addresses the dynamic environment faced by mid-sized manufacturers through a commitment to open systems architecture. DataWorks' software products operate on most major client/server hardware platforms and operating systems, including Microsoft NT and UNIX, wide area networks ("WANs"), local area networks ("LANs") and prominent user interfaces, including Microsoft Windows, Apple Macintosh and ASCII. The Company uses advanced relational database management systems ("RDBMS") that are best suited for the particular application required by mid-range manufacturers, including Microsoft Foxpro, Progress, UniData and VMark uniVerse.

  - BREADTH AND DEPTH OF PRODUCTS AND APPLICATIONS

     The Company's products are intended to address the application needs of customers throughout the mid-range market. By utilizing certain core technologies throughout its product line, the Company enables a customer to migrate from product to product to address the changing needs of the customer's enterprise. The Company's products are comprised of modules that provide and integrate feature-rich applications in the areas of (i) Business Planning and Engineering, (ii) Sales, Distribution and Customer Service, (iii) Production and Material Operations and (iv) Finance and Administration. New application modules are introduced periodically and are compatible with the current in-field software release. In addition, the Company's development and implementation support tools provide an interface to an increasing number of third party application products that can be seamlessly integrated into the Company's ERP products through application programming interface ("API") technology.

  - RAPID DEPLOYMENT

     By offering rapid product deployment and migration among its product lines, the Company seeks to minimize the business interruption to companies that typically results from the introduction of a new or expanded ERP system, thereby enabling such companies to more quickly realize the benefits of a new or expanded ERP system. Dataworks utilizes a highly responsive implementation planning process and focused consulting and training services to design ERP solutions that are "right sized" to satisfy the functionality and rapid deployment needs of diverse customers while remaining within the varied but generally limited budgets of such customers. For example, by utilizing these deployment tools and procedures, the Company is able to complete the enterprise-wide deployment of DataFlo and ManFact II in three to nine months. Vista, the Company's least expensive ERP system, is virtually self-installable through system level training techniques familiar to most personal computer users, and Vantage can be deployed within one to three months. The Company anticipates deployment of the ECS system will take significantly longer than that of DataFlo and ManFact II, but will be tailored so that it can be effectively accomplished without significantly disrupting the customer's operations.

  - FLEXIBILITY/ADAPTABILITY/SCALABILITY

     A critical element to achieving initial user acceptance of a new system and facilitating rapid implementation is the ability to adapt the Company's standard software to conform more closely to the particular needs of users. The Company's products permit ready adaptation of the DataWorks systems to meet initial needs during the implementation phase and respond to a customer's unique system refinements and ongoing changes in production and operational processes once the system is fully in service. The Company's customers can start with a small number of local concurrent users and expand to many hundreds of concurrent users across LANs and WANs over several years utilizing the same ERP solution from the Company. In addition to accommodating new modules and potential significant growth of users without sacrificing performance, the scalability of the Company's ERP solutions and the ability to migrate within the Company's product family allow mid-range manufacturers to change levels of operations and expand application functionality to accommodate growth.

  - SUPERIOR PRICE/PERFORMANCE

     The Company seeks to achieve superior price and performance by providing its mid-range manufacturing customers with the "right sized" system and associated functionality to meet their ERP needs while satisfying their budgetary constraints. The Company's ERP systems emphasize standard application modules that require minimum customization, advanced yet cost-effective RDBMS and other technologies and highly user-oriented fourth generation language ("4GL") development environments. Furthermore, the Company has standardized the implementation process and supported it with the Company's proprietary software tools, resulting in cost effective and rapid initial deployment of its ERP products.

THE DATAWORKS STRATEGY

     The Company's objective is to be the leading provider of business information solutions and related products and services to mid-range manufacturers within selected markets. The Company's strategy to achieve this objective incorporates the following elements:

  - PROVIDE COMPLETE SOLUTIONS AND PRODUCT MIGRATION PATH

     The Company offers products in each tier of the mid-range manufacturing market to address a broad range of customer needs and provide a product migration path to address the changing needs of growing companies. The Company offers products for both make-to-order and repetitive manufacturers, and seeks to support new manufacturing processes such as demand-flow production and agile manufacturing. The Company complements its product offerings with a full suite of implementation and consulting services, education, training and software tools to assist customers in deriving the maximum benefit from the Company's products. By providing comprehensive solutions, the Company is able to work more closely with customers, sell additional modules or products, and provide additional services in an ongoing course of business.

  - FOCUSED MARKET STRATEGY

     The Company targets mid-range manufacturing companies with annual revenues between $3 million and $1 billion and historically has focused its efforts on discrete, rather than process, manufacturers. In the mid-tier of the mid-range market, sales of the Company's DataFlo and ManFact II product solutions have targeted six primary "highly engineered product" manufacturing sectors: industrial equipment; computer/office equipment; consumer electronics; instrumentation and controls; medical/dental products; and transportation/aerospace products. This approach has enabled DataWorks to better understand the needs of its customers and to use that knowledge to tailor products and services to those needs. The Company plans to continue to rely on its experience and reputation in these select markets to enhance its competitive position. The Company intends to leverage its expertise in these six sectors to market and sell its ECS system currently under development to customers in the upper tier of the mid-range market. The Company further plans to leverage its expertise to enhance sales of its Vista and Vantage products, which are currently focused on a wide range of manufacturers in the lower tier, to emerging growth oriented discrete manufacturers in those six primary manufacturing sectors.

  - MAINTAIN TECHNOLOGY LEADERSHIP

     DataWorks believes it is a technology leader in the mid-range manufacturing market, as it was one of the first companies to offer ERP client/server solutions for mid-range manufacturers and to introduce full ERP solutions on Microsoft NT. The Company's products are designed to utilize the most effective open systems technologies such as client/server architectures, RDBMS, GUIs and operating systems for the mid-range market. The Company incorporates common technology across its product line in order to leverage its development resources and ensure compatibility among products. The Company seeks to develop new modules and incorporate new functionality into its products such as Internet integration, business objects, decision support, manufacturing execution systems ("MES") support, and Object EDI, a cross-product universal transaction processing protocol.

  - ACHIEVE HIGH LEVELS OF CUSTOMER SATISFACTION

     DataWorks is committed to consistently achieving high levels of customer satisfaction with the Company's ERP systems. The Company focuses on delivering high-quality products that address specific application needs, are easy to implement and enable increased productivity. The Company also designs its applications and development tools to permit end-users to easily customize systems to fit their specific needs, which enhances end-user productivity and overall satisfaction with the DataWorks products and services.

  - COMPREHENSIVE SALES AND MARKETING PROCESS

     The Company has developed a sophisticated sales and marketing system to enhance its new customer success rate. The Company utilizes a multi-phased sales approach consisting of telemarketing sales for initial qualification, account representatives, systems engineers and the active involvement of senior management. The Company's prospecting system enables account representatives to appropriately qualify prospective customers and track active prospects in significant detail through three stages of sales cycle management, and provides valuable management information to measure performance of its sales force and monitor ongoing sales efforts. The Company intends to leverage its sophisticated sales and marketing system to increase DataWorks' presence in the lower tier and international markets in an effort to enhance sales and increase new customer success rates. The Company believes its sales processes and prospect management system provide it with a significant competitive advantage.

PRODUCTS

     The business needs and resource requirements of mid-sized manufacturers tend to be considerably different than those of larger companies. Customers in this market generally have small IS departments, budget constraints and limited experience with the advanced technologies inherent in ERP systems. DataWorks has designed its product family to be affordable and to incorporate a broad range of applications, depth of functionality, ease of use and an ability to be deployed rapidly. The Company has products or is developing products with features intended to address the particular needs of each of the lower tier, mid-tier and upper tier of the mid-range market.

     The following chart describes the Company's principal existing and planned ERP solutions and typical customer profiles relating to each of them:


                               LOWER TIER SEGMENT              MID-TIER SEGMENT                  UPPER TIER SEGMENT
--------------------------------------------------------------------------------------------------------------------------------
Products                             Vista                          DataFlo                             ECS(1)
                                    Vantage                        ManFact II
--------------------------------------------------------------------------------------------------------------------------------
Customer                         $3-$25 million                  $25-$200 million               $200 million-$1 billion
Revenues
--------------------------------------------------------------------------------------------------------------------------------
Type of                         - Entry level                    - Repetitive/Just-            - Multi-plant/Global supply
Manufacturing                   - Simple job shop/MTO              in-time                       chain/Distributed systems
Operations
                                                                 - Large, project-
                                                                   oriented job shop
--------------------------------------------------------------------------------------------------------------------------------
IS Infrastructure                    Minimal                            Limited                          Significant
--------------------------------------------------------------------------------------------------------------------------------
Price Range                      $10,000-$100,000                  $125,000-$750,000              $500,000-$3 million(1)
--------------------------------------------------------------------------------------------------------------------------------
Deployment                           1-3 months                        3-9 months                            (1)
Period
--------------------------------------------------------------------------------------------------------------------------------
Sales Cycle                          1-3 months                        3-9 months                            (1)
--------------------------------------------------------------------------------------------------------------------------------

(1) ECS is currently under development and, although the Company intends to commence customer shipments of the product in late 1997, there can be no assurance that the Company will commence such shipments on a timely basis, or at all, or if timely shipped, that the ECS system will achieve market acceptance. As ECS is currently under development, data on average deployment period and sales cycle is unavailable and the indicated price range is estimated. See "Upper Tier: Enterprise Client Server."

  LOWER TIER: VISTA AND VANTAGE

     DataWorks, through DCD, offers Vista and Vantage for its customers with annual revenues typically between $3 million and $25 million. These products are better suited for the lower tier segment of mid-range manufacturers who, as compared to customers who use DataFlo or ManFact II, have less developed IS infrastructures and lower IS budgets, require shorter deployment periods, and often seek established, user-friendly products.

     Vista is an easy-to-use, Windows-based ERP software package that provides a cost-effective solution for job shops with up to $5 million in revenues. Vista fully integrates 13 core business modules and features single or multilevel bills of material capabilities. The DesignWare feature permits users to, among other things, define their own screens, add fields, change colors, hide fields, change grid sizes and drag choices from menus to the desktop.

     Vantage is an easy-to-use, Windows-based ERP software package with flexible order-handling capabilities to support a mix of custom and standard part orders and multilevel assemblies and comprises 15 fully integrated business modules. Vantage is optimized for the rapid deployment, minimal support and price/performance requirements of custom and mixed-mode manufacturers in the $5 million to $25 million revenue range.

     Vista and Vantage, like DataFlo and ManFact II, are comprised of groups of modules that can be differently configured and comprehensively support a customer's business processes. The following chart describes the Vista and Vantage modules, and the discussion below points out certain key characteristics of the Vista and Vantage modules:

                  VISTA AND VANTAGE APPLICATION MODULE GROUPS


BUSINESS PLANNING       SALES DISTRIBUTION      PRODUCTION AND MATERIAL        FINANCE AND
 AND ENGINEERING       AND CUSTOMER SERVICE           OPERATIONS              ADMINISTRATION
-----------------      --------------------     -----------------------       --------------
- Bills of Material       - Estimating          - Inventory Management        - Accounts Payable
- Scheduling              - Order Entry         - Job Control                 - Accounts Receivable
- Shop Vision             - Quoting             - Purchasing/Receiving        - General Ledger
                                                - Shop Floor Data             - Payroll
                                                  Collection                  - Report Writer


     Business Planning and Engineering Group. In Vista and Vantage, Business Planning and Engineering allows the production manager to control the sales and shop priorities through a visual scheduling manager. Indented bills of material support provide the ability to retain product information for repeat orders, and "what if" scheduling provides the ability to simulate the impact of new orders and schedule changes.

     Sales, Distribution and Customer Service Group. Estimating, quoting and sales order processing is tightly integrated in the products, supporting the requirement for rapid cost estimating and order commitment. Order-to-job linking provides rapid access to production status and delivery information.

     Production and Material Operations Group. Priorities established in scheduling are realized in manufacturing job processing. These controls present real-time status reporting based on data collection inputs and provide just-in-time material purchasing and availability. Visual job "wizards" allow paperless management and instant review of job history, job status and inventory.

     Finance and Administration Group. Vista's and Vantage's Finance and Administration Group enables associated product costs and revenues to be recorded to the General Ledger module as subsidiary ledgers of the Accounts Payable, Accounts Receivable, Payroll and Shop Floor Data Collection modules.

     Prices of Vista and Vantage applications are based on the specific product line, the modules purchased and the number of concurrent users. The average sales prices of Vista and Vantage are $12,000 and $60,000, respectively. As of September 30, 1996, these two products, cumulatively, were licensed to approximately 970 customers.

  MID-TIER: DATAFLO AND MANFACT II

     DataWorks historically has focused its marketing, product development and services resources on "highly engineered product" companies with annual revenues typically between $25 million and $200 million in six principal industries: industrial equipment; computer/office equipment; consumer electronics; instrumentation and controls; medical/dental products; and transportation/aerospace products. DataWorks has two principal application software products that address the needs of its customers in this mid-tier. DataFlo is directed toward manufacturers generally making high-volume products, often utilizing repetitive/just-in-time techniques, that are either make-to-stock or configure-to-order, and which may have some smaller make-to-order requirements. DataFlo also supports customers who have mixed-mode manufacturing techniques. ManFact II is oriented toward make-to-order ("MTO") or engineer-to-order manufacturers that typically have diverse project management and project costing requirements, as well as a smaller element of make-to-stock requirements. DataFlo was developed by DataWorks, and ManFact II was acquired in connection with the purchase of MCC in June 1994.

     The DataFlo and ManFact II systems are comprised of groups of modules that comprehensively support a manufacturing company's business process. These modules provide and integrate feature-rich applications, are built upon a common set of design and development standards and tools, and share a common database architecture. Both DataFlo and ManFact II are highly modular in nature and can be scaled from small to large configurations on a variety of platforms supporting the Microsoft NT and UNIX operating systems. These enterprise-wide systems can be implemented in a variety of multi-currency, multi-company and multi-plant environments networked through client and host-based configurations.

     The following chart describes the DataFlo and ManFact II modules, and the discussion below points out certain key characteristics of the DataFlo and ManFact II modules:

                         DATAFLO AND MANFACT II APPLICATION MODULE GROUPS
-------------------------------------------------------------------------------------------------------
BUSINESS PLANNING       SALES, DISTRIBUTION        PRODUCTION AND MATERIAL            FINANCE AND
 AND ENGINEERING        AND CUSTOMER SERVICE             OPERATIONS                  ADMINISTRATION
-----------------       --------------------       -----------------------        ---------------------
- Capacity              - Customer Service         - Inventory Management         - Accounts Payable
  Requirements          - Electronic Data          - Lot/Serial Control           - Accounts Receivable
  Planning                Interchange              - MES                          - Budgeting
- Engineering           - Estimating               - Multi-Plant Control          - Cost Accounting
  Change                - Field Service            - Production Activity          - Currency and VAT
  Control               - Quoting                    Management                   - Executive
- Forecasting           - Sales Order              - Project Management             Information Systems
- Master                - Shipping/Returned        - Purchasing/Receiving         - Fixed Assets
  Production              Material                 - Quality Control              - General Ledger
  Scheduling                                       - Repetitive                   - Payroll
- Material                                           Manufacturing                - Personnel
  Requirements                                     - Shop Floor Data
  Planning                                           Collection
- Product                                          - Work Order Control
  Configuration
- Product
  Definition

     Business Planning and Engineering Group. The Business Planning and Engineering Group enables manufacturing companies to create high-level business plans from current and historical sales, production and purchasing data. These plans are used to generate specific product and product family forecasts, as well as capacity models that flow into final and sub-assembly manufacturing, scheduling and purchase plans. Engineering and configuration management define material and routing structures to planning and production and provide visibility to anticipate and coordinate product changes.

     Sales, Distribution and Customer Service Group. The Sales, Distribution and Customer Service Group allows a manufacturer to estimate, quote and take orders for standard, configured and custom, "one-of-a-kind" products. The sales made are integrated with the Business Planning and Engineering modules and provides actual versus plan reporting. Shipments, order status and invoicing can be transmitted directly to the customer via EDI. Return material, field service and Help Desk applications are available on line to customer service providing detail service analysis and call tracking.

     Production and Material Operations Group. The Production and Material Operations Group provides a means to record, track and measure production, material, labor, quality and cost flows throughout the manufacturing and purchasing processes. Inventory tracking is provided by company, plant, warehouse and location with full traceability. Traditional work order, as well as rate and cell-based JIT production is supported and fully integrated with detailed shop floor and quality control reporting. Blanket and contract orders, electronic data interchange ("EDI") and detailed supplier analysis reporting is provided in the purchasing application.

     Finance and Administration Group. The Finance and Administration Group flows from the operational modules included in the groups described above. All associated costs and revenues are captured to the General Ledger module as subsidiary ledgers of the Accounts Payable, Accounts Receivable, Payroll, Inventory Management, Shop Floor Data Collection, Shipping/Returned Material and Cost Accounting modules. The costing systems support both actual and standard cost methodologies with additional capabilities for unlimited cost simulation, modeling and reporting. The Financial modules support both distributed and consolidated processing in a multi-company environment and provide complete foreign currency and tax capabilities.

     The average price of DataWorks' DataFlo and ManFact II ERP systems (exclusive of hardware) sold to new customer sites in DataWorks' target market increased to approximately $268,000 in the first nine months of 1996 from approximately $197,000 in 1995. As of September 30, 1996, these two products, cumulatively, were licensed to over 450 customers at more than 650 customer sites.

  UPPER TIER: ENTERPRISE CLIENT SERVER

     The Company has under development the ECS system, which has been designed to address the ERP needs of the upper tier of the mid-range manufacturing market. This upper tier consists of companies with annual revenues ranging from $200 million to $1 billion. These organizations typically have substantial IS staff because supporting a variety of both standard and custom applications in a dynamic, multi-national corporation requires a significant investment in information services. These enterprises are better able to invest in the tools and technology necessary to support a complex, fully distributed client/server computing environment and to provide the depth of staff and technological expertise to maintain a more "customized" application set.

     DataWorks believes its ECS system will provide valuable depth to its product family and will enable the Company to provide a product for the upper tier that is complementary to its mid-tier products, DataFlo and ManFact II. Generally, DataWorks believes that products currently offered by ERP vendors serving Fortune 1000 firms that might potentially compete with the Company in the upper tier of the mid-range manufacturing market are complex and expensive, and usually require a multi-year "custom implementation" process. The Company believes the ECS system can be competitive with the products currently offered by large ERP system vendors by offering technology superiority, a more open solution, competitive pricing and shorter, less costly deployment periods. The Company intends that the ECS system, in addition to providing DataWorks with a product solution for the upper tier of the mid-range market, will also provide a migration path for the Company's current customers using DataFlo or ManFact II that may outgrow those ERP systems and require the features of the ECS system.

     The ECS system is a second generation client/server application for manufacturing, planning, inventory, engineering, distribution, service and finance. While the DataFlo and ManFact II systems provide a tightly coupled 4GL tool set and database architecture, ECS is built on tools and database architectures from established market leaders, such as Microsoft, IBM, Oracle and Sybase, to promote flexibility and technology independence. The Company believes that the flexible and independent ECS system architecture can be managed with the significant IS resources of typical upper tier manufacturers. ECS employs an object oriented, three-tier client/server architecture, in which the business logic, database and presentation layers can be allocated independently across multiple processors (servers or clients). This distributed model allows large corporations to deploy a series of smaller, departmental or company servers to replace their existing mainframe computers. DataWorks' ECS system has been designed to be database independent, initially supporting the Oracle, Sybase and Microsoft SQL Server databases.

     The Company currently anticipates commencing customer shipments of its ECS system in late 1997. However, there can be no assurance that the Company will commence such shipments in 1997, or at all. Furthermore, the Company has limited experience in selling products to customers in the upper tier of the mid-range manufacturing market and anticipates that selling products to such customers will result in a longer sales cycle and will require a different strategy than that employed by the Company in selling products to customers in the mid-tier market. For example, as part of its upper tier marketing strategy, the Company is exploring potential relationships with third party integrators to facilitate implementation of the ECS system. There can be no assurance that any such relationships will be formed or, if formed, will prove beneficial to the Company. Accordingly, even if customer shipments of the ECS system are timely commenced, there can be no assurance that the Company will be successful in effectively marketing the ECS system or that the ECS system will achieve market acceptance.

CORE FEATURES AND TECHNOLOGIES

     The Company provides certain core technologies for the mid-range market across its entire product line, and offers certain development and implementation support tools to facilitate customization and deployment of the Company's products.

  PORTABILITY AND SCALABILITY

     DataWorks provides its products on all major versions of Microsoft NT and UNIX operating systems. These environments enable the Company's products to have extensive portability and scalability.

  DEVELOPMENT TOOLS

     DataWorks has enabled each of its products with a sophisticated 4GL development environment that allows the Company's software to be tailored to the unique needs of users while ensuring the integrity of the database and applications. DataWorks' products support a Windows-based GUI providing consistent, familiar desktop interfaces and connectivity to a wide variety of third party products. Traditional screens and reports are managed as templates and forms to provide flexible user views into the database.

     The database and development environments of products designed for the lower tier of the mid-range market are tightly integrated to minimize cost and support requirements. Vista provides VB Forms, a powerful form design tool that supports user definable screen generation. Vantage is written in the Progress 4GL and database, which provides a powerful, graphical development tool set. To serve the mid-tier, DataWorks' Object Preview is an object based development tool based on the Borland Delphi graphical development environment. Through Object Preview, DataWorks is able to support products across multiple operating systems from a single object code library. The ECS system, designed for the upper tier, supports Powersoft's Powerbuilder 5.0 and Optima enterprise development suite as the foundation of the Company's client/server infrastructure ("CSI") development tool product. CSI's "object libraries" are designed to support the complex development and deployment requirements of a global enterprise, and are intended to ensure a consistent look and feel to all functions of the ECS system.

  RDBMS

     DataWorks' products are designed to run on databases that are best suited for the particular applications required by customers, including Microsoft Foxpro and SQL Server, Progress, UniData, VMark uniVerse, Oracle and Sybase. SQL, ODBC and sophisticated file transfer capabilities provide immediate access to foreign databases and other host applications. DataWorks has chosen these relational databases in order to maximize the throughput of its customers' transactions, to provide realistic models of business data and to maximize price and performance under the budget constraints of its customers in each tier of the mid-range market.

  SMARTLINKS

     DataWorks' SmartLinks interface to third party applications provides a standard parameterized interface mechanism between DataFlo and ManFact II products and associated data and modules within selected third party applications. Links have been established to a broad range of third party applications, such as Microsoft Office and Autodesk AutoCad, for computer aided design, scanned images, database graphics, word processing, spreadsheets, multimedia, sales contact management, forecasting and project planning. The Company plans to expand the SmartLinks capabilities to its other products.

DEPLOYMENT TOOLS

     DataWorks' SmartTools data conversion system is a means for new customers, implementation consultants or existing customers to convert data from either legacy systems or third party applications, and process that data through the business rules of the Company's ERP systems. SmartTools can greatly shorten the time needed to build conversion routines and significantly increases conversion accuracy. SmartTools electronically takes conversion data from the legacy system and simulates the data being entered through a keyboard or generated programmatically by the DataWorks system.

THIRD PARTY PRODUCTS

     DATABASES

     DataWorks separately licenses database products to its customers. Microsoft Foxpro and Progress support the Vista and Vantage product lines, respectively, and the UniData and VMark uniVerse databases support the Dataflo and ManFact II products. ECS has been designed as a database independent application, and initially will support the Oracle, Sybase and Microsoft SQL Server RDBMS.

     CLIENT TOOLS

     The Company's products support PC-based GUIs that manage application presentation, desktop tools and network communications, and facilitate the client workstation. DataWorks incorporates client GUI and development tools such as Microsoft Foxpro, Progress, Borland Delphi and Sybase Powerbuilder.

     HARDWARE

     As part of its turnkey solutions, at the request of a customer DataWorks can provide complete third party computer hardware systems and related computer peripherals. In such situations hardware is either shipped directly from the third party vendor or DataWorks resells the products. The Company does not typically carry hardware inventory in either case. DataWorks implements its ERP systems on a number of hardware platforms, including Hewlett-Packard, IBM, Data General, DEC and Intel Pentium and other x86-based systems. Configurations may be host-based, server-oriented, or full client/server with highly networked solutions, in which DataWorks may participate in providing network hardware solutions. Additionally, DataWorks offers peripherals, factory data-collection equipment and communications equipment for resale to its customers.

     NETWORKS

     DataWorks supports a wide variety of network communication protocols as part of its turnkey product support. DataWorks has support agreements with regional and national communications suppliers and network suppliers to facilitate the design and implementation of these environments.

SERVICE AND SUPPORT

     DataWorks offers a full complement of services that allow its customers to maximize the benefits of DataWorks' software products, including project management, consulting, implementation, education and training, professional programming, system integration and support, maintenance and customer service. DataWorks' services are not typically included in the price of its software. Maintenance support is billed annually in advance, while implementation, consulting and programming services are billed monthly as incurred.

     IMPLEMENTATION SUPPORT PROGRAM

     DataWorks offers its customers an Implementation Support Program ("ISP") with their initial system order or significant upgrade to an existing system installation. ISP provides a variety of project management and consulting services to assist in rapid implementation and deployment of DataWorks' business solutions. Services offered include a variety of site-specific technical and consulting services to assist in all phases of the implementation process. DataWorks may also provide assistance in integrating its products with the customer's other software, such as automated systems and devices for factory automation and shop floor data collection. In addition, DataWorks offers "first call" support that allows customers to call DataWorks with service inquiries. As part of the implementation of its software, DataWorks employs a pilot program that allows certain of its customers to simulate running their businesses with the new software prior to full-scale "live" implementation of the new system. The entire implementation process, and specifically the pilot programs, are greatly aided by DataWorks' SmartTools product. Pilot program simulations for more complex businesses are conducted in an integrated series of hands-on classroom exercises that emphasize system controls and procedures, using a database generated by SmartTools that accurately represents the customer's business. By simulating a number of relevant business scenarios, the pilot program gives key users valuable experience with DataWorks' software, generates involvement in and commitment to the new system and provides a means to track the progress of the implementation of the system before actual full-scale use.

     CUSTOMER SUPPORT PROGRAM

     DataWorks offers its customers a Comprehensive Support Program ("CSP"). The cost of CSP is based on a percentage of list price of the DataWorks software purchased and is generally billed annually in advance. Through CSP, DataWorks provides product enhancements and updates that maintain the customers' software and documentation to the then-current standard release level licensed and supported by DataWorks. CSP also includes hotline telephone support during extended business hours for questions regarding software use. This support is available to customers up to 24 hours per day, seven days per week, as a separately priced option.

     EDUCATION AND TRAINING

     DataWorks offers education and training services that provide customers with a formalized program to ensure that applications are implemented and utilized in an efficient and cost-effective manner. Customers are also offered a variety of software installation, technical support and user training services, both on-site and in DataWorks' regional training centers. Customized education and training programs are also available to meet customers' specific development needs.

     PROFESSIONAL CONSULTING SERVICES

     DataWorks provides an array of on-site and classroom implementation and training services that are tailored to the complexity of each of the Company's ERP systems. The implementation of Vista typically requires an on-site consulting service, while the implementation of Vantage typically only requires such services on a limited basis. Each new customer site is assigned an Account Manager who coordinates DataWorks' activities with the customer. These activities include project management, hardware/software installation scheduling, classroom education scheduling, on-site training, conversion planning and pilot simulation supervision. Windows-based project management software maintains a detailed project plan, resource list, and schedule of events for each phase of the implementation. Designed to meet the return on investment objectives of the customer, the project plan is the customer's key feedback and monitoring mechanism for managing the success of the implementation. The Account Manager and an assigned team are responsible for guiding the new customer from initial installation through successful operation of the system in a live environment. The Account Manager is also the initial point of contact to introduce other DataWorks resources to the customer.

     PROFESSIONAL PROGRAMMING SERVICES

     DataWorks provides professional programming services, including custom applications analysis, design, development, training and deployment for most of its ERP solutions. Custom software projects may range from simple report development to designing and programming complete applications and integrating legacy systems. Throughout the project, software and design reviews are provided to the customer as defined in the project specification. Upon project completion, custom software is delivered under revision control to a test database where compliance testing is conducted by the customer. The revision control tools within DataFlo and ManFact II allow testing, deployment and management of new enhancements without affecting current software releases. All software enhancements of DataFlo and ManFact II, regardless of scope, are created using the Object Preview development environment and conform to DataWorks' published guidelines for standards and conventions.

PRODUCT DEVELOPMENT

     DataWorks' product development efforts are focused on enhancement of its existing products and introduction of its ECS system. See "-- Products -- Upper
Tier: Enterprise Client Server." At September 30, 1996, DataWorks had approximately 114 full-time employees in product development.

     DataWorks plans to continue to enhance its Vista, Vantage, DataFlo, ManFact II and ECS application products to suit the evolving needs of the manufacturing market served by DataWorks. In particular, DataWorks intends to pursue improved functionality on existing application modules and the creation of new modules. In addition to applications development, DataWorks will seek to improve and expand Object Preview, its object development environment, with two fundamental objectives: continued user empowerment with emphasis on ease-of-use, and increased flexibility to make changes to the base products to suit specific customer requirements. Internet/Intranet enabled applications will continue to be a focus of development throughout the entire product line. The DataWorks Open Integration Environment will expand traditional supply chain EDI communication protocols with Object EDI and encapsulated "business objects." DataWorks expects to continue to enhance the capabilities of its MES and factory data collection applications to address the increasing focus on real time, wireless data collection and acquisition. The Company also expects to enhance its strategic planning and decision support capabilities through offerings in the area of third party report writers, data warehousing and data mining products. DataWorks plans to continue to expand its API and object frameworks across all products thereby enhancing each systems ability to access the global supply chain.

SALES AND MARKETING

     DOMESTIC

     The Company sells its products in the United States primarily through a direct sales force. As of September 30, 1996, the Company has 114 full-time and 40 part-time employees in its domestic sales organization, including sales representatives, pre-sale consultants, telemarketers and sales management personnel.

     The key components of DataWorks' domestic sales strategy include sophisticated prospect development and sales cycle management processes. DataWorks uses a combination of electronic prospective client databases, computer aided telemarketing and field sales methodologies to identify potential candidates for its ERP systems from within its targeted markets who are in the early stages of searching for a new business management system. This process accounts for a large percentage of the Company's new accounts and lessens the need for the sales force to engage in territory prospecting activities of its own. Prospective DataWorks customers are monitored through a comprehensive prospect management system that breaks the sales cycle into several phases, each with multiple measurement points, to properly assess the prospective client base.

     The Company's domestic sales strategy also emphasizes a "regionalization" concept. DataWorks believes a strong local presence is an important factor in addressing the needs of mid-range manufacturers and establishing mutually beneficial long-term relationships. Under the Company's regionalization approach, the

Company has decentralized much of its client development activity, customer services and customer account responsibilities. DataWorks has regional centers in Irvine, California; San Jose, California; Chicago, Illinois; Boston, Massachusetts; and Atlanta, Georgia. In addition, DataWorks has local offices in 10 other locations across the United States. DataWorks intends to open two additional full-service regional centers by late 1997.

     INTERNATIONAL

     DataWorks currently addresses the international market with direct sales efforts through its wholly-owned subsidiary in the United Kingdom, and through product-specific distributor agreements in Australia and Canada. To date, the Company has not generated a material amount of revenue through these distributor agreements. DataWorks plans to increase its international sales efforts through expanded direct sales and additional distribution arrangements, each to be supported by the Company's domestically developed prospect development and sales cycle management processes.

COMPETITION

     The business information systems industry is intensely competitive, rapidly changing and significantly affected by new product offerings and other market activities. A number of companies offer products similar to the Company's products, which are directed at the market for ERP systems. Many of the Company's existing competitors, as well as a number of potential competitors, have more established and larger marketing and sales organizations, significantly greater financial and technical resources and a larger installed base of customers than the Company. In addition, customers who have a large installed base of legacy systems may resist committing the time and resources necessary to convert to an open systems-based client/server software product. The Company has no proprietary barriers to entry which would limit competitors from developing similar products or selling competing products in the Company's markets. Accordingly, there can be no assurance that such competitors will not offer or develop products that are superior to the Company's products or that achieve greater market acceptance. In addition, suppliers of RDBMS or companies that develop management information software applications for large multinational manufacturers are beginning to market to the upper tier of the mid-range market targeted by the Company or otherwise develop applications that compete effectively in the Company's markets. Furthermore, the Company intends to expand its marketing and product development efforts toward the upper end of its target market, which could result in increased competition. As a result, competition (including price competition) is likely to increase substantially, which may result in price reductions and loss of market share. In addition, potential customers may increasingly demand that ERP systems incorporate certain popular RDBMS software not currently integrated into certain of DataWorks' product offerings that are offered by its competitors. As the client/server computing market expands, a large number of companies, some with significantly greater resources than the Company, may enter the market or increase their market share by acquiring or entering into alliances with competitors of the Company. There can be no assurance that the Company will be able to compete successfully against its competitors or that the competitive pressures faced by the Company will not adversely affect its financial performance.

     The Company has a large number of competitors that vary in size, primary computer platforms and overall product scope. Within its market, the primary competition comes from independent software vendors in four distinct groups including (i) large multinational system developers in the upper tier of the Company's mid-range market, including Baan Company, Oracle and qad, Inc., (ii) companies offering high levels of functionality on the AS/400 platform such as System Software Associates, Inc. and J.D. Edwards Company, (iii) traditional mid-range market sector firms such as ROI Systems and Symix Systems, Inc., and
(iv) in the low end of the Company's market, lower priced PC network-based offerings from companies such as Fourth Shift Corporation, Lilly Software Associates and Macola Software, Inc. There is also a large number of regional manufacturing software suppliers who leverage as competitive advantages their concentrated local support, reputation and, typically, lower price.

     The Company's principal market is highly fragmented and consists of a few large multinational suppliers and a much larger number of small, regional competitors. The Company believes that its industry will experience consolidation as business information systems become more complex and as more manufacturers adopt sophisticated business information systems, forcing smaller companies in the industry to specialize or merge with their competitors. In order to compete effectively in the broad markets which the Company presently targets, the Company will need to continue to grow and attain sufficient size to ensure that it can develop new products on a timely basis in response to evolving technology and new customer demands and can sell such products to a variety of manufacturing industries worldwide. No assurance can be given that the Company will be able to grow sufficiently to enable it to compete effectively.

     The Company believes its use of open systems technologies is an important competitive factor. The Company also believes that the number of competitors offering open systems solutions will grow significantly over the next several years. Additionally, the Company believes that the typical mid-range customer desires an easy-to-use, highly functional 4GL environment, fully integrated throughout the ERP system, which the Company has provided through its internally produced development tool set. The Company anticipates that a significant source of future competition may be from larger manufacturing software companies that may tailor their products for the mid-range market. Only a few of the larger and better capitalized software systems companies currently compete in the Company's targeted market. There can be no assurance that such companies will not develop products that are superior to the Company's products or that achieve greater market acceptance.

     The principal elements affecting the buying decision of customers in the mid-range sector are comprehensive application functionality that addresses a wide range of business areas, rapid system deployment, ease-of-use, strong performance, quality of customer support, a fully integrated application set supported by a user-oriented 4GL development environment that allows for easy modification to applications where needed, price and customer references. It is also mandatory that the ERP system be enhanced on a regular basis throughout the license or maintenance term and that such product enhancements be properly supported by necessary revision control software provided by the vendor. In order to be successful in the future, the Company must respond effectively to customer needs and properly select and incorporate those technologies and application functionalities that will meet the challenges posed by competitors' innovations. To accomplish this critical objective, the Company must continue to invest in enhancing its current products and, when necessary, introduce new products to remain competitive. There can be no assurance that the Company will be able to continue to invest in such enhancements or new products, or introduce such enhancements or new products in a timely fashion or at all.

INTELLECTUAL PROPERTY

     DataWorks regards its products as proprietary trade secrets and confidential information. DataWorks relies on a combination of copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other industry standard methods for protecting ownership of its proprietary software. There can be no assurance, however, that, in spite of these precautions, an unauthorized third party will not copy or reverse-engineer certain portions of DataWorks' products or obtain and use information that DataWorks regards as proprietary. In addition, the laws of some foreign countries do not protect DataWorks' proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the mechanisms used by DataWorks to protect its software will be adequate or that DataWorks' competitors will not independently develop software products that are substantially equivalent or superior to DataWorks' software products.

     DataWorks licenses products to end users under license agreements which are generally in standard form, although each license is individually negotiated and may contain variations. The standard form agreement allows the end user to use the products solely on the end user's computer equipment for the end user's internal purposes, and the end user is generally not permitted to sublicense or transfer the products. DataWorks licenses the source code for its application software to its customers to enable them to customize the software to meet particular requirements. DataWorks' standard form agreement includes a confidentiality clause protecting the products. In the event of termination of the license agreement, the end user remains responsible for any accrued and unpaid license fees and confidentiality obligations. However, there can be no assurance that such customers will take adequate precautions to protect DataWorks' source code or other confidential information.

     None of DataWorks' software is patented. DCD has one patent application pending, but there can be no assurances that a patent will be issued or that, if a patent is issued, it will provide the Company with competitive advantages or will not be challenged by others. DataWorks believes that it has all necessary rights to market its products, although there can be no assurance that third parties will not assert infringement claims in the future. DataWorks may receive notices from third parties claiming that DataWorks' products infringe third party proprietary rights. DataWorks expects that, as the number of software products in the industry increases and the functionality of these products further overlaps, software products will increasingly be subject to such claims. Any such claim, with or without merit, could result in costly litigation and require DataWorks to enter into royalty or license arrangements. Such royalty or license arrangements, if required, may not be available on terms acceptable to DataWorks or at all.

     DataWorks believes that, due to the rapid pace of innovation within the computer industry, factors such as technological and creative skill of personnel, knowledge and experience of management, name recognition, maintenance and support of software products, the ability to develop, enhance, market and acquire software products and services, and strategic relationships in the industry are more important in establishing and maintaining a leading position within the industry than are patent, copyright and other legal protections for intellectual property.

EMPLOYEES

     At September 30, 1996, DataWorks had 464 full-time employees, including 124 in sales and marketing, 114 in product development, 189 in support services and 37 in finance and administration. DataWorks also has 53 part-time employees, primarily in the telemarketing area. DataWorks' employees are not represented by any collective bargaining organization, and DataWorks has never experienced a work stoppage. DataWorks believes that its relations with its employees are good. The loss of certain key employees or DataWorks' inability to attract and retain other qualified employees could have a material adverse effect on DataWorks' business and operations.

PROPERTY

     DataWorks leases approximately 38,000 square feet of office space for its corporate headquarters in San Diego, California, under a lease expiring in 1999. DataWorks leases approximately 25,000 square feet of office space for its Los Angeles/Orange County division in Irvine, California, under a lease expiring in 2001. The Company also leases approximately 23,000 square feet of office space in Minneapolis, Minnesota for DCD, under a lease expiring in March 1997. The Company has been provided with the option to extend the term of its lease in Minnesota until March 2002.

     DataWorks also has approximately 14,000 square feet of office space under lease and rental agreements in various locations across the United States in support of its regional activities, and approximately 1,200 square feet of office space in the United Kingdom for its United Kingdom subsidiary.

LEGAL PROCEEDINGS

     DataWorks is not a party to any material legal proceedings.

                                   MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information as of September 30, 1996 regarding the directors and executive officers of DataWorks:

            NAME                AGE                                POSITION
----------------------------    ----    ---------------------------------------------------------------
Stuart W. Clifton                52     Chairman of the Board, President and Chief Executive Officer
Norman R. Farquhar               50     Executive Vice President, Chief Financial Officer and Director
Mark S. Howlett                  50     Executive Vice President
Robert W. Brandel                46     Vice President, General Manager of DCD
Rick E. Russo                    45     Vice President, Finance and Secretary
Nathan W. Bell                   36     Director
Finis F. Conner                  53     Director
Ronald S. Parker                 51     Director

     Stuart W. Clifton has served as President, Chief Executive Officer and as Chairman of the Board of Directors since January 1987, when he and Mr. Howlett acquired control of DataWorks. Between 1971 and 1987, Mr. Clifton held various management positions at Triad Systems Corporation, a vertical distribution software company, in which he was involved from its inception, most recently as Executive Vice President and General Manager.

     Norman R. Farquhar has served as Executive Vice President and Chief Financial Officer of DataWorks since February 1996 and as a director of DataWorks since August 1995. From April 1993 to December 1995, Mr. Farquhar served as Senior Vice President, Chief Financial Officer and Secretary of Wonderware Corporation, a manufacturer of software for the industrial automation industry. From December 1991 to April 1993, he was Vice President of Finance and Chief Financial Officer of MTI Technology Corporation, a developer of system-managed storage solutions. From November 1987 to December 1991, he was Senior Vice President and Chief Financial Officer of Amperif Corporation, a manufacturer of cache-based data storage subsystems.

     Mark S. Howlett has served as Executive Vice President of DataWorks since January 1987, when he and Mr. Clifton acquired control of DataWorks. In 1981, he joined Triad Systems Corporation, where he became its National Sales Manager.

     Robert W. Brandel has served as Vice President, General Manager of DCD and an executive officer of the Company since the Company's acquisition of DCD in September 1996. From 1992 to September 1996, he served as President and a director of DCD. From 1988 to 1992, Mr. Brandel was the President and Chief Executive Officer of Network Communications Corporation, a networking diagnostics company.

     Rick E. Russo has served as Vice President, Finance since July 1994 and as Secretary since April 1995. From February 1992 to July 1994, Mr. Russo served as Chief Financial Officer of MCC. Prior to joining DataWorks, Mr. Russo served from 1985 to 1991 as Vice President of Finance for Media Duplication Services Ltd., a subsidiary of Polaroid Corporation which provided software manufacturing services. Mr. Russo is a Certified Public Accountant.

     Nathan W. Bell has served as a director of DataWorks since April 1995. Mr. Bell is a founding general partner of Pacific Private Capital ("PPC"), the general partner of Pacific Mezzanine Fund, L.P. ("PMF"), an investment firm formed in March 1994. Mr. Bell currently serves as a director and is the Chief Executive Officer of Kleer Vu Plastics Corporation, a manufacturer of photograph albums. From January 1990 to March 1994, Mr. Bell was the managing director of BW Capital Corporation, an investment firm.

     Finis F. Conner has served as a director of DataWorks since April 1995. From 1986 to February 1996, Mr. Conner served as the Chairman and Chief Executive Officer of Conner Peripherals, Inc., a supplier of disk management systems and related products. He also serves as a director of Gyration, Inc.

     Ronald S. Parker has served as a director of DataWorks since July 1994. Mr. Parker has served as Chairman of the Board of Parker, Mulcahy & Associates ("PMA"), an investment firm, since May 1992. From March 1991 to April 1992, he was Executive Vice President, Corporate Banking Group, of Security Pacific Bank in Los Angeles. From January 1984 to March 1991, he was Executive Vice President, Corporate Banking Group, of Wells Fargo Bank in Los Angeles. He also serves as a director of CU Bancorp, California United Bank, USC School of Medicine, USC Norris Cancer Center Development Board, CNA Sales Group, Inc. and Performance Marketing, Inc.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the ownership of DataWorks' Common Stock as of September 30, 1996, and as adjusted to reflect the sale by the Company of the shares offered hereby, by: (i) each director;
(ii) each of the executive officers; (iii) all executive officers and directors of DataWorks as a group; and (iv) all those known by DataWorks to be beneficial owners of more than five percent of its Common Stock.

                                                                                    PERCENTAGE
                                                                                   BENEFICIALLY
                                                                                     OWNED(1)
                                                                   SHARES      ---------------------
                                                                 BENEFICIALLY   BEFORE       AFTER
            DIRECTOR, OFFICERS AND 5% SHAREHOLDERS                OWNED(1)     OFFERING     OFFERING
---------------------------------------------------------------  ----------    --------     --------
Stuart W. Clifton(2)(3)........................................   1,076,882      13.8%        11.0%
Nathan W. Bell(4)..............................................     324,652       4.2%         3.3%
Mark S. Howlett(5).............................................     317,123       4.1%         3.2%
Ronald S. Parker(6)............................................     198,096       2.5%         2.0%
Finis F. Conner(7).............................................      26,155         *            *
Norman R. Farquhar(3)(8).......................................      41,762         *            *
Rick E. Russo(9)...............................................      17,069         *            *
Robert W. Brandel (3)..........................................     667,188       8.5%         6.8%
Employee Stock Ownership Plan..................................     899,491      11.5%         9.2%
All executive officers and directors as a group (8
  persons)(10).................................................   2,668,924      33.7%        26.9%

---------------
 *   Less than one percent.
 (1) This table is based upon information supplied by officers, directors and principal shareholders, and upon Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, DataWorks believes that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 7,816,764 shares outstanding on September 30, 1996 and assume the sale of 2,000,000 shares offered hereby (excluding the Underwriters' over-allotment) upon the completion of this offering.
 (2) Includes 10,833 shares subject to options exercisable within 60 days of September 30, 1996.
 (3) Excludes 899,491 shares beneficially owned by the ESOP for which Messrs. Clifton, Farquhar and Brandel serve as trustees. Each of such trustees disclaims beneficial ownership of the ESOP shares.
 (4) Includes 69 shares issuable upon exercise of a warrant held by Mr. Bell, 3,458 shares issuable upon exercise of a warrant held by PMF, 1,298 shares held by PPC and 313,097 shares held by PMF. Mr. Bell is a general partner of PPC, which is the general partner of PMF. He disclaims beneficial ownership of securities held by PMF, except to the extent of his pro rata interest therein. Includes 624 shares subject to options exercisable within 60 days of September 30, 1996.
 (5) Includes 7,222 shares subject to options exercisable within 60 days of September 30, 1996.
 (6) Includes 85,504 shares held by PMA, of which Mr. Parker is Chairman of the Board and a majority shareholder, 93,387 shares held by DataWorks Partners IV, L.P., of which PMA is a general partner, and warrants to purchase up to 8,197 shares of Common Stock. Includes 624 shares subject to options exercisable within 60 days of September 30, 1996.
 (7) Includes 6,917 shares of Common Stock and 345 shares issuable upon exercise of a warrant held by a trust of which Mr. Conner is a trustee and 18,893 shares subject to options exercisable within 60 days of September 30, 1996.
 (8) Includes 41,762 shares subject to options exercisable within 60 days of September 30, 1996.
 (9) Includes 10,873 shares subject to options exercisable within 60 days of September 30, 1996.
(10) Includes 491,988 shares held by entities affiliated with directors of DataWorks, 90,831 shares subject to options held by officers and directors exercisable within 60 days of September 30, 1996 and 12,069 shares issuable upon exercise of warrants held by directors and entities affiliated with directors. See notes (2), (4), (5), (6), (7), (8) and (9).

SELLING SHAREHOLDERS -- EXERCISE OF OVER-ALLOTMENT OPTION

     If the Underwriters' over-allotment option is exercised in full, the Company and certain shareholders of the Company will sell an aggregate of 81,314 and 218,686 shares, respectively, of Common Stock in this offering. In such instance, the percentage of outstanding shares beneficially owned after this offering by the following individuals and entities will be as follows: 10.9% for Mr. Clifton; 3.3% for Mr. Bell; 3.2% for Mr. Howlett; 2.0% for Mr. Parker; less than one percent for Messrs. Conner, Farquhar and Russo; 6.7% for Mr. Brandel; 9.1% for the ESOP; and 26.7% for all executive officers and directors as a group. See "Underwriting" for a description of the Underwriters' over-allotment option.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), represented by Montgomery Securities, Furman Selz LLC and SoundView Financial Group, Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares, if any are purchased.

                               UNDERWRITER                          NUMBER OF SHARES
        ----------------------------------------------------------  -----------------
        Montgomery Securities.....................................
        Furman Selz LLC...........................................
        SoundView Financial Group, Inc............................
                                                                    -----------------
          Total...................................................          2,000,000
                                                                     ================

     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to
selected dealers a concession of not more than $          per share; and the
Underwriters may allow, and such dealers may reallow, a concession of not more
than $          per share to certain other dealers. After the shares of Common
Stock are released for sale to the public, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     The Company and the Selling Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 300,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 2,000,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriter may be required to make in respect thereof.

     The holders of approximately 3,979,075 shares of Common Stock prior to this offering, including the Company's officers and directors, have agreed, subject to certain limited exceptions, for a period of 90 days from the date of this Prospectus that they will not offer, sell or otherwise dispose the shares of Common Stock held by them, any options to purchase shares of Common Stock or any securities convertible into or exchangeable for any shares of Common Stock without the prior written consent of Montgomery Securities or each of the Representatives. In addition, the Company has agreed for a period of 90 days after the date of this Prospectus without the prior written consent of Montgomery Securities or each of the Representatives, issue, offer, sell, grant options to purchase or otherwise dispose of any equity securities or securities convertible into or exchangeable for equity securities, except under the Company's 1987 Stock Option Plan, 1995 Equity Incentive Plan, 1995 Non-Employee Directors' Stock Option Plan and Employee Stock Purchase Plan.

     The Representatives have informed the Company and the Selling Shareholders that the Underwriters will not confirm sales to any accounts over which they exercise discretionary authority in excess of 5% of the shares of Common Stock offered hereby.

     In connection with the acquisition of DCD, DataWorks retained Furman Selz LLC to act as its financial advisor and paid customary fees to Furman Selz LLC for its advisory services, including the rendering of an opinion regarding the fairness of the consideration paid to the shareholders of DCD, from a financial point of view, to DataWorks.

     In connection with this offering, the Underwriters and selling group members (if any) may engage in passive market making transactions in the Common Stock on Nasdaq immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended ("Exchange Act"). Passive market making consists of displaying bids on Nasdaq that are limited by the bid prices of independent market makers and completing purchases in response to order flow at prices limited by such bids. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period. Purchases by the passive market maker must be discontinued for any day on which such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The public offering price of the Common Stock will be determined by negotiations among the Representatives and the Company, and will be based largely upon the market price for the Common Stock as reported on the Nasdaq National Market.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock will be passed upon for the Company and the Selling Shareholders by Cooley Godward LLP, San Diego, California ("Cooley Godward"). GC&H Investments, a general partnership formed by the partners of Cooley Godward for investment purposes, owns 1,923 shares of Common Stock of the Company. Certain legal matters will be passed upon for the Underwriters by Venture Law Group, A Professional Corporation, Menlo Park, California.

                                    EXPERTS

     The consolidated financial statements of DataWorks Corporation at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein which, as to each of the three years in the period ended December 31, 1995, is based in part on the report of Price Waterhouse LLP, independent accountants. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: Chicago Regional Office, Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding the Company. The address for such site is http://www.sec.gov.

     Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and the shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1996, the Company's Proxy Statement for the 1996 Annual Meeting of Shareholders filed pursuant to Rule 14a-6 of the Exchange Act, the Company's Prospectus/Joint Proxy Statement dated September 13, 1996, the Company's Registration Statement on Form S-4 (No. 333-11741) filed on September 11, 1996, the Company's Form 8-K filed by the Company on October 8, 1996, and the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on September 20, 1995, each as filed by the Company with the Commission, are hereby incorporated by reference in this Prospectus except as superseded or modified herein. All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to the Chief Financial Officer at the Company's principal executive offices at 5910 Pacific Center Boulevard, Suite 300, San Diego, California 92121 (telephone (619) 546-9600).

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...................................    F-2
Report of Price Waterhouse LLP, Independent Accountants.............................    F-3
Consolidated Balance Sheets as of December 31, 1994 and 1995 and September 30, 1996
  (unaudited).......................................................................    F-4
Consolidated Statements of Operations for the Years Ended December 31, 1993, 1994
  and 1995 and the Nine Months Ended September 30, 1995 and 1996 (unaudited)........    F-5
Consolidated Statements of Shareholders' Equity (Deficit) for the Years Ended
  December 31, 1993, 1994 and 1995 and Nine Months Ended September 30, 1996
  (unaudited).......................................................................    F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994
  and 1995 and the Nine Months Ended September 30, 1995 and 1996 (unaudited)........    F-7
Notes to Consolidated Financial Statements..........................................    F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
DataWorks Corporation

     We have audited the accompanying consolidated balance sheets of DataWorks Corporation as of December 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of DataWorks' management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of DCD Corporation, a company acquired during 1996 in a transaction accounted for as a pooling-of-interests, which statements reflect total assets of $2,719,940 and $6,628,433 as of December 31, 1994 and 1995, respectively, and total revenues of $4,582,470, $6,322,925 and $11,482,867 for the years ended December 31, 1993, 1994 and 1995, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for DCD Corporation, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DataWorks Corporation at December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Diego, California
February 1, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS
To the Board of Directors
  and Stockholders of
  DCD Corporation

     In our opinion, the balance sheet and the related statements of operations, of stockholders' equity (deficit) and of cash flows (not presented separately herein) present fairly, in all material respects, the financial position of DCD Corporation at December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the financial statements of DCD Corporation for any period subsequent to December 31, 1995.

PRICE WATERHOUSE LLP
Minneapolis, Minnesota
April 5, 1996

                             DATAWORKS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER 31,
                                                      ---------------------------     SEPTEMBER 30,
                                                         1994            1995             1996
                                                      -----------     -----------     -------------
                                                                                       (UNAUDITED)
                                              ASSETS
Current assets:
  Cash and cash equivalents.........................  $ 1,457,933     $13,004,609      $  8,865,647
  Accounts receivable, net of allowance for doubtful
     accounts of $227,734, $712,835 and $633,650 in
     1994, 1995 and 1996, respectively..............    5,546,572      12,759,059        18,247,601
  Deferred income taxes.............................      527,351       2,011,072         2,011,072
  Other current assets..............................      439,236       1,381,229         3,327,516
                                                      -----------     -----------       -----------
     Total current assets...........................    7,971,092      29,155,969        32,451,836
Equipment, furniture and fixtures, net..............      752,062       2,196,790         3,666,912
Receivable from officer.............................       91,000         206,000           155,300
Capitalized software costs, net.....................      517,641       1,852,115         4,091,967
Intangible assets, net..............................    4,959,487       4,617,417         4,029,449
Other assets........................................      847,313         125,045           170,858
                                                      -----------     -----------       -----------
                                                      $15,138,595     $38,153,336      $ 44,566,322
                                                      ===========     ===========       ===========
                          LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..................................  $ 2,317,139     $ 3,072,961      $  6,562,878
  Accrued compensation..............................    1,136,744       1,891,946         2,221,168
  Other accrued liabilities.........................      925,506       2,352,246         2,122,485
  Deferred revenue..................................    3,862,809       5,853,941         6,403,010
  Obligations under line of credit..................    2,750,991              --                --
  Notes payable and current portion of long-term
     debt...........................................      445,999              --                --
  Payables to shareholder...........................       50,000              --                --
  Current portion of ESOP notes payable.............      364,284              --                --
                                                      -----------     -----------       -----------
     Total current liabilities......................   11,853,472      13,171,094        17,309,541
Long-term debt......................................    7,108,578              --                --
Deferred rent.......................................      137,506         160,822           133,587
Deferred income taxes...............................      673,200       1,929,189         1,864,128
ESOP note payable, less current portion.............      723,219              --                --
Commitments
Shareholders' equity (deficit):
  Common stock, no stated par value:
     Authorized shares -- 25,000,000
     Issued and outstanding shares -- 3,883,571,
       7,425,128 and 7,816,764 in 1994, 1995 and
       1996, respectively...........................      551,932      26,006,540        26,894,466
  Accumulated deficit...............................   (4,821,809)     (3,114,309)       (1,635,400)
  Receivable from ESOP..............................   (1,087,503)             --                --
                                                      -----------     -----------       -----------
     Total shareholders' equity (deficit)...........   (5,357,380)     22,892,231        25,259,066
                                                      -----------     -----------       -----------
                                                      $15,138,595     $38,153,336      $ 44,566,322
                                                      ===========     ===========       ===========

                             See accompanying notes

                             DATAWORKS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   NINE MONTHS
                                                                                      ENDED
                                         YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                  ---------------------------------------   -------------------------
                                     1993          1994          1995          1995          1996
                                  -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
Revenues:
  Software licenses.............  $ 6,691,705   $11,627,367   $22,873,643   $15,951,600   $24,459,317
  Hardware......................    4,089,287     3,765,089     6,742,935     4,189,409     3,717,717
  Maintenance and other
     services...................    4,740,985     7,688,992    13,394,128     9,087,903    14,108,228
                                   ----------   -----------   -----------   -----------   -----------
          Total revenues........   15,521,977    23,081,448    43,010,706    29,228,912    42,285,262
Cost of revenues:
  Software licenses.............      271,658     1,191,573     2,153,428     1,513,512     1,911,787
  Hardware......................    2,473,963     2,930,223     5,288,369     3,290,912     2,745,190
  Maintenance and other
     services...................    3,747,076     4,716,972     8,329,510     5,819,556    10,318,815
                                   ----------   -----------   -----------   -----------   -----------
          Total cost of
            revenues............    6,492,697     8,838,768    15,771,307    10,623,980    14,975,792
                                   ----------   -----------   -----------   -----------   -----------
Gross profit....................    9,029,280    14,242,680    27,239,399    18,604,932    27,309,470
Operating expenses:
  Selling and marketing.........    3,842,986     7,404,052    12,056,969     8,328,288    12,738,206
  Research and development......    1,230,249     2,520,802     3,214,040     2,309,219     3,137,032
  General and administrative....    2,349,646     3,201,965     5,031,440     3,717,715     5,164,143
  Acquisition and related
     costs......................           --            --            --            --     3,656,112
  ESOP contribution.............      387,363       429,397       445,550       334,162            --
                                   ----------   -----------   -----------   -----------   -----------
          Total operating
            expenses............    7,810,244    13,556,216    20,747,999    14,689,384    24,695,493
                                   ----------   -----------   -----------   -----------   -----------
Income from operations..........    1,219,036       686,464     6,491,400     3,915,548     2,613,977
Interest income (expense),
  net...........................     (500,235)   (1,141,054)   (1,337,287)   (1,312,228)      314,555
                                   ----------   -----------   -----------   -----------   -----------
Income (loss) before income
  taxes and extraordinary
  item..........................      718,801      (454,590)    5,154,113     2,603,320     2,928,532
Credit (provision) for income
  taxes.........................           --       263,874    (1,780,433)     (913,476)   (1,449,623)
                                   ----------   -----------   -----------   -----------   -----------
Income (loss) before
  extraordinary item............      718,801      (190,716)    3,373,680     1,689,844     1,478,909
Extraordinary item, net of
  income taxes..................           --      (157,229)   (1,017,154)     (627,170)           --
                                   ----------   -----------   -----------   -----------   -----------
Net income (loss)...............  $   718,801   $  (347,945)  $ 2,356,526   $ 1,062,674   $ 1,478,909
                                   ==========   ===========   ===========   ===========   ===========
Per share information:
  Income (loss) before
     extraordinary item.........  $       .19   $      (.05)  $       .61   $       .31   $       .18
  Extraordinary item............           --          (.04)         (.18)         (.11)           --
                                   ----------   -----------   -----------   -----------   -----------
  Net income (loss).............  $       .19   $      (.09)  $       .43   $       .20   $       .18
                                   ==========   ===========   ===========   ===========   ===========
Shares used in per share
  computations..................    3,844,000     4,021,000     5,523,000     5,384,000     8,179,000
                                   ==========   ===========   ===========   ===========   ===========

                             See accompanying notes

                             DATAWORKS CORPORATION

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 AND
                      NINE MONTHS ENDED SEPTEMBER 30, 1996

                                                                                                                     TOTAL
                                     PREFERRED STOCK            COMMON STOCK                                     SHAREHOLDERS'
                                  ----------------------   -----------------------   ACCUMULATED   RECEIVABLE       EQUITY
                                   SHARES      AMOUNT       SHARES       AMOUNT        DEFICIT      FROM ESOP      (DEFICIT)
                                  --------   -----------   ---------   -----------   -----------   -----------   -------------
Balance at December 31, 1992.....       --   $        --   3,725,996   $   372,835   $(4,705,156)  $(2,550,000)   $(6,882,321)
  Dividends declared on common
    stock........................       --            --          --            --      (94,376 )          --         (94,376)
  Repayment of ESOP receivable...       --            --          --            --           --       607,142         607,142
  Net income.....................       --            --          --            --      718,801            --         718,801
                                  --------   -----------   ---------   -----------   -----------   -----------    -----------
Balance at December 31, 1993.....       --            --   3,725,996       372,835   (4,080,731 )  (1,942,858 )    (5,650,754)
  Issuance of common stock upon
    exercise of warrants.........       --            --      11,537           300           --            --             300
  Issuance of common stock in
    connection with the
    acquisition of
    Madic-Compufact..............       --            --     146,038         3,797           --            --           3,797
    Issuance of warrants to
      purchase shares of common
      stock......................       --            --          --       175,000           --            --         175,000
  Dividends declared on common
    stock........................       --            --          --            --     (393,133 )          --        (393,133)
  Repayments of ESOP
    receivable...................       --            --          --            --           --       855,355         855,355
  Net loss.......................       --            --          --            --     (347,945 )          --        (347,945)
                                  --------   -----------   ---------   -----------   -----------   -----------    -----------
Balance at December 31, 1994.....       --            --   3,883,571       551,932   (4,821,809 )  (1,087,503 )    (5,357,380)
  Issuance of common stock to
    comply with certain
    antidilution provisions......       --            --       2,246            --           --            --
  Issuance of warrants to
    purchase shares of common
    stock........................       --            --          --        29,000           --            --          29,000
    Issuance of Series A
      preferred stock, net.......  864,696     5,937,563          --            --           --            --       5,937,563
  Issuance of common stock upon
    exercise of warrants.........       --            --   1,050,843     1,475,436           --            --       1,475,436
  Issuance of common stock upon
    exercise of stock options....       --            --      23,772         9,144           --            --           9,144
  Conversion of Series A
    preferred stock upon initial
    public
    offering..................... (864,696)   (5,937,563)    864,696     5,937,563           --            --              --
  Issuance of common stock upon
    initial public offering,
    net..........................       --            --   1,600,000    18,003,465           --            --      18,003,465
  Dividends declared on common
    stock........................       --            --          --            --     (649,026 )          --        (649,026)
  Repayments of ESOP
    receivable...................       --            --          --            --           --     1,087,503       1,087,503
  Net income.....................       --            --          --            --    2,356,526            --       2,356,526
                                  --------   -----------   ---------   -----------   -----------   -----------    -----------
Balance at December 31, 1995.....       --            --   7,425,128    26,006,540   (3,114,309 )          --      22,892,231
  Issuance of common stock upon
    exercise of stock options
    (unaudited)..................       --            --     312,244        66,656           --            --          66,656
  Issuance of common stock under
    Employee Stock Purchase
    Plan (unaudited).............       --            --      79,392       821,270           --            --         821,270
  Net income (unaudited).........       --            --          --            --    1,478,909            --       1,478,909
                                  --------   -----------   ---------   -----------   -----------   -----------    -----------
Balance at September 30, 1996
  (unaudited)....................       --   $        --   7,816,764   $26,894,466   $(1,635,400)  $       --     $25,259,066
                                  ========   ===========   =========   ===========   ===========   ===========    ===========

                             See accompanying notes

                             DATAWORKS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                       NINE MONTHS
                                                                                                          ENDED
                                                             YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                      ---------------------------------------   -------------------------
                                                         1993          1994          1995          1995          1996
                                                      -----------   -----------   -----------   -----------   -----------
                                                                                                       (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).................................    $   718,801   $  (347,945)  $ 2,356,526   $ 1,062,674   $ 1,478,909
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
  Provision for doubtful accounts and returns.....         80,496       415,963       900,483       526,713       923,128
  Depreciation and amortization of intangible
    assets........................................        275,566       801,204     1,226,796     1,108,346     1,410,620
  Amortization of debt discount and debt issue
    costs.........................................             --       255,251       213,702       195,590            --
  Reduction of advances to officers charged to
    operating expenses............................             --       199,701       108,500       108,500            --
  Notes payable issued for professional
    services......................................        244,661       314,087            --            --            --
  Deferred rent expense...........................        (10,732)      (18,595)       23,316        27,831       (27,235)
  Deferred income taxes...........................             --      (416,051)     (227,732)     (326,094)      (65,061)
  Extraordinary item, non-cash portion............             --       157,229       886,020       225,033            --
  Changes in operating assets and liabilities, net
    of effects from purchase of Madic-Compufact
    Corporation:
    Accounts receivable...........................     (1,451,098)   (2,664,823)   (8,112,970)   (6,504,771)   (6,411,670)
    Deferred revenue..............................        315,265     1,880,802     1,991,133     1,955,974       549,069
    Other current assets..........................         31,566      (105,720)     (885,681)     (745,072)   (1,946,287)
    Accounts payable..............................        212,883        34,779       755,823       887,527     3,489,917
    Accrued compensation..........................       (404,411)      291,133       533,490      (808,325)      329,222
    Other accrued liabilities.....................       (261,766)       68,763     1,220,855     2,815,204      (229,761)
    Accrued ESOP contribution.....................       (128,021)      (38,221)           --            --            --
                                                      -----------   -----------   -----------   -----------   -----------
Net cash provided by (used in) operating
  activities......................................       (376,790)      827,557       990,261       529,130      (499,149)
INVESTING ACTIVITIES
Purchases of equipment, furniture and fixtures....       (145,502)     (506,999)   (1,562,936)   (1,212,376)   (2,232,775)
Additions to capitalized software costs...........             --      (474,887)   (1,334,474)     (971,573)   (2,299,851)
Payment for purchase of Madic-Compufact
  Corporation, net of cash acquired of $155,445...        (75,638)   (5,113,248)           --            --            --
Increase in intangible assets.....................             --            --      (310,000)     (124,993)           --
Advances to officers..............................       (128,290)      (91,000)     (223,500)     (143,000)       50,700
Other assets......................................        (24,347)       54,233      (114,860)     (385,738)      (45,813)
                                                      -----------   -----------   -----------   -----------   -----------
Net cash used in investing activities.............       (373,777)   (6,131,901)   (3,545,770)   (2,837,680)   (4,527,739)
FINANCING ACTIVITIES
Net increase (decrease) in obligations under lines
  of credit.......................................             --     2,750,991    (2,750,991)      498,770            --
Proceeds from notes payable.......................      7,199,456     7,095,336     1,250,000     1,250,000            --
Repayments of notes payable.......................     (5,635,906)   (1,920,099)   (6,409,160)   (2,038,623)           --
Deferred debt issue costs.........................       (315,943)     (975,325)     (164,249)     (104,902)           --
Repayment of payables to shareholder..............       (258,013)     (431,000)      (50,000)      (50,000)           --
Issuance of common stock, net.....................             --           300    18,188,048            --       887,926
Issuance of Series A preferred stock, net.........             --            --     4,687,563     4,711,320            --
Dividend paid on common stock.....................        (94,376)     (393,133)     (649,026)     (273,213)           --
                                                      -----------   -----------   -----------   -----------   -----------
Net cash provided by financing activities.........        895,218     6,127,070    14,102,185     3,993,352       887,926
                                                      -----------   -----------   -----------   -----------   -----------
Net increase in cash and cash equivalents.........        144,651       822,726    11,546,676     1,684,802    (4,138,962)
Cash and cash equivalents at beginning of
  period..........................................        490,556       635,207     1,457,933     1,457,933    13,004,609
                                                      -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of period........    $   635,207   $ 1,457,933   $13,004,609   $ 3,142,735   $ 8,865,647
                                                      ===========   ===========   ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for interest..........    $   511,848   $   866,129   $ 1,308,715   $ 1,052,711   $    40,616
                                                      ===========   ===========   ===========   ===========   ===========
Cash paid during the period for income taxes......    $    27,436   $    19,677   $   473,790   $   376,134   $ 1,677,659
                                                      ===========   ===========   ===========   ===========   ===========

                             See accompanying notes

                             DATAWORKS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 AND PERTAINING TO SEPTEMBER 30,
                                      1996
   AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Basis of Presentation

     DataWorks Corporation ("DataWorks") is a California corporation which develops, markets, implements and supports open systems, client/server-based Enterprise Resource Planning software for mid-range discrete manufacturing companies.

     As described more fully in Note 2, on September 27, 1996, the Company acquired DCD Corporation (DCD). The acquisition was accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements reflect the combined financial position and operating results for the Company and DCD for all periods presented. In addition, the consolidated financial statements include the accounts of DataWorks and its wholly-owned subsidiaries Madic-Compufact Corporation ("Madic") from May 27, 1994 (Note 2) and DataWorks (Europe) Ltd. Significant intercompany accounts and transactions have been eliminated in consolidation.

  Interim Financial Information (Unaudited)

     The financial statements at September 30, 1996 and for the nine-month periods ended September 30, 1995 and 1996 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for interim periods are not necessarily indicative of results for the entire year or any future periods.

  Reclassifications

     Certain amounts in the prior year financial statements have been reclassified to conform with the current year classifications.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities, when acquired, of three months or less. DataWorks evaluates the financial strength of institutions at which significant investments are made and believes the related credit risk is limited to an acceptable level.

     DataWorks has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and has classified its investments as available-for-sale in accordance with that standard.

     Available-for-sale securities are carried at amounts which approximate fair value, with unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary, if any, in available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method.

                             DATAWORKS CORPORATION

  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 AND PERTAINING TO SEPTEMBER 30,
                                      1996
   AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

     Included in cash and cash equivalents at December 31, 1995 and September 30, 1996 were approximately $11.1 million and $4.3 million, respectively, invested in a mutual fund classified as available-for-sale. The mutual fund invests in U.S. Treasury securities and obligations of U.S. government agencies. As of December 31, 1995 and September 30, 1996, the difference between amortized cost and the estimated fair value of the investment was not material.

  Equipment, Furniture and Fixtures

     Equipment, furniture and fixtures are recorded at cost. DataWorks provides for depreciation on equipment, furniture and fixtures using the straight-line method over the estimated useful lives of the assets, generally three to five years.

  Capitalized Software Costs

     In accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," costs incurred in the research and development of new software products and significant enhancements to existing software products are charged against operations as incurred until the technological feasibility of the product has been established. After technological feasibility has been established, direct production costs, including programming and testing, are capitalized. Amortization of these costs will begin when the product becomes available for sale.

     Capitalized software costs are amortized using the greater of the amount computed using the ratio of current product revenues to estimated total product revenues or the straight-line method over the estimated economic lives of the products. It is possible that estimated total product revenues, the estimated economic life of the product, or both will be reduced in the future. As a result, the carrying amount of capitalized software costs may be reduced in the future, which could result in material charges to the results of operations in future periods.

  Intangible Assets

     Intangible assets arose primarily from the acquisition of Madic (see Note
2). The excess of cost over the fair value of the net assets purchased (goodwill) is being amortized over 10 years. The customer list and non-compete agreement are being amortized over 10 and 3 years, respectively. Periodically, management assesses whether there has been a permanent impairment in the value of intangible assets and the amount of such impairment by comparing anticipated undiscounted future cash flows from operating activities with the carrying value of intangible assets. Management also considers other factors such as current operating results, as well as the effects of obsolescence, demand, competition and other economic conditions.

  Debt Issuance Costs

     Costs incurred to obtain financing were capitalized (included in other assets at December 31, 1994) and were amortized over the life of the related debt using the interest method.

  Revenue Recognition

     Revenue is derived from licensing software, the sale of hardware, maintenance, implementation and installation, consulting and custom programming charges. Contract revenue related to software licenses and hardware sales is recognized upon delivery of the products, provided that no significant vendor obligations remain and the collection of the related receivable is deemed probable, net of estimated future returns. Maintenance contract revenue is recognized ratably over the period the service is provided. Revenue from

                             DATAWORKS CORPORATION

  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 AND PERTAINING TO SEPTEMBER 30,
                                      1996
   AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

implementation and installation, consulting and custom programming is billed and recognized as the services are provided. Amounts billed but not recognized are deferred in the accompanying consolidated balance sheets. DataWorks' policy is in compliance with the provisions of the American Institute of Certified Public Accountants Statement of Position 91-1, "Software Revenue Recognition."

  Research and Development

     Costs associated with research and development are expensed as incurred.

  Interest Expense

     Interest expense includes amounts due under DataWorks' various loan agreements, amortization of debt issue costs and amortization of debt discount.

  Stock Options

     Effective January 1, 1996, DataWorks adopted Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting and Disclosure of Stock-Based Compensation." As allowed under FAS 123, DataWorks has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of DataWorks' employee stock options has not been less than the market price of the underlying stock on the date of grant, no compensation expense has been recognized. The adoption of FAS 123 had no effect on DataWorks' financial position or results of operations.

  Accounting Standard on Impairment of Long-Lived Assets

     Effective January 1, 1996, DataWorks adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." The adoption in 1996 had no material effect on DataWorks' financial statements.

  Concentration of Credit Risk

     DataWorks sells its products primarily to manufacturing companies located throughout the United States. Credit is extended based on an evaluation of the customer's financial condition and terms of DataWorks' sales normally require a significant up-front cash deposit. DataWorks estimates its potential losses on trade receivables on an ongoing basis and provides for anticipated losses in the period in which the revenues are recognized. Actual losses may differ from DataWorks' estimates, which could have a material impact on DataWorks' results of operations in future periods.

  Income Taxes

     DataWorks accounts for income taxes using the liability method as prescribed by Statement of Financial Accounting Standards No. 109.

  Net Income (Loss) Per Share

     For periods subsequent to the completion of the initial public offering (the "IPO") in October 1995, income per share information is computed using the weighted average number of common shares outstanding plus common share equivalents arising from outstanding stock options and warrants using the treasury stock method.

     Prior to the IPO, net income (loss) per share is computed pursuant to the requirements of the Securities and Exchange Commission ("SEC"), which require that common stock and convertible preferred shares

                             DATAWORKS CORPORATION

  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 AND PERTAINING TO SEPTEMBER 30,
                                      1996
   AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

issued by DataWorks during the twelve months immediately preceding the IPO, plus the number of common equivalent shares which were granted during the same period pursuant to the grant of stock options and warrants, be included in the calculation of the shares used in computing net income (loss) per share as if these shares were outstanding for all periods presented using the treasury stock method.

     For net income (loss) per share purposes, only those common shares held by the Employee Stock Ownership Plan ("ESOP") which are allocated to participants and committed to be released are considered to be outstanding.

2. BUSINESS COMBINATIONS

     On September 27, 1996, the Company acquired DCD, a Minnesota corporation, which designs, develops, markets and supports management software for use by lower tier mid-range manufacturers in the make to order manufacturing industry. The acquisition has been accounted for under the pooling-of-interests method of accounting. Accordingly, the historical financial statements for periods prior to the consummation of the combination have been restated as though the companies had been combined.

     Total revenues and net income (loss) of DataWorks and DCD for the periods preceding the acquisition were:

                                                       DATAWORKS          DCD          COMBINED
                                                      -----------     -----------     -----------
Year ended December 31, 1993
     Total revenues.................................  $10,939,507     $ 4,582,470     $15,521,977
     Net income.....................................      624,425          94,376         718,801
Year ended December 31, 1994
     Total revenues.................................   16,758,523       6,322,925      23,081,448
     Net income (loss)..............................     (903,389)        555,444        (347,945)
Year ended December 31, 1995
     Total revenues.................................   31,527,839      11,482,867      43,010,706
     Net income.....................................      575,474       1,781,052       2,356,526
Nine months ended September 30, 1995
     Total revenues.................................   21,729,782       7,499,130      29,228,912
     Net income.....................................       15,963       1,046,711       1,062,674
Nine months ended September 30, 1996
     Total revenues.................................   31,055,299      11,229,963      42,285,262
     Net income.....................................    1,187,103         291,806       1,478,909

     In January 1996, DataWorks purchased certain assets of Arrowkey Systems ("Arrowkey") for $450,000. In addition, DataWorks may be required to pay up to $75,000 annually through 1998 if certain sales levels of Arrowkey software products are achieved. The owner of Arrowkey is an employee of DataWorks.

     Effective May 27, 1994, DataWorks completed the acquisition of the outstanding stock of Madic, a company which was dedicated to developing, marketing and licensing integrated manufacturing and financial software applications. The purchase price was $5,348,128, including acquisition costs of $203,753, and 146,038 shares of common stock. The transaction was accounted for as a purchase and DataWorks' statements of operations include the results of operations of Madic from the date of acquisition.

                             DATAWORKS CORPORATION

  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 AND PERTAINING TO SEPTEMBER 30,
                                      1996
   AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

     The purchase price, including related acquisition costs, has been allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair value on the date of acquisition as follows:

    Cash.......................................................                 $   155,445
    Trade accounts receivable, net.............................                   1,713,721
    Equipment, furniture and fixtures..........................                     174,470
    Intangibles:
      Customer list............................................  $3,300,000
      Goodwill.................................................   1,530,643
      Non-compete agreement....................................     500,000       5,330,643
                                                                 ----------
    Other......................................................                      96,043
                                                                                -----------
      Total assets.............................................                   7,470,322
    Liabilities assumed........................................                  (2,122,194)
                                                                                -----------
      Net assets acquired......................................                 $ 5,348,128
                                                                                ===========

     The following unaudited pro forma combined results of operations of DataWorks and Madic for the years ended December 31, 1993 and 1994 have been prepared assuming that the acquisition of Madic had occurred at the beginning of the periods presented. This pro forma information is not necessarily indicative of the results that would have occurred nor is it indicative of future results.

                                                                 YEARS ENDED DECEMBER 31,
                                                                ---------------------------
                                                                   1993            1994
                                                                -----------     -----------
    Revenues..................................................  $23,589,000     $26,816,000
    Operating income..........................................    1,291,000       1,082,000
    Loss before extraordinary item............................     (167,000)       (206,000)
    Net loss..................................................     (384,000)       (422,000)
    Loss per share:
      Loss before extraordinary item..........................         (.04)           (.05)
      Net loss................................................         (.10)           (.10)

3. FINANCIAL STATEMENT INFORMATION

  Equipment, Furniture and Fixtures

     Equipment, furniture and fixtures consists of the following:

                                                         DECEMBER 31,
                                                  ---------------------------     SEPTEMBER 30,
                                                     1994            1995             1996
                                                  -----------     -----------     -------------
                                                                                   (UNAUDITED)
    Computer equipment..........................  $ 1,101,859     $ 2,237,581      $  3,262,764
    Office furniture, fixtures and equipment....      799,039       1,606,442         2,814,035
                                                  -----------     -----------       -----------
                                                    1,900,898       3,844,023         6,076,799
    Less accumulated depreciation...............   (1,148,836)     (1,647,233)       (2,409,887)
                                                  -----------     -----------       -----------
                                                  $   752,062     $ 2,196,790      $  3,666,912
                                                  ===========     ===========       ===========

                             DATAWORKS CORPORATION

  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 AND PERTAINING TO SEPTEMBER 30,
                                      1996
   AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

  Intangible Assets

     Intangible assets consist of the following:

                                                         DECEMBER 31,
                                                  ---------------------------     SEPTEMBER 30,
                                                     1994            1995             1996
                                                  -----------     -----------     -------------
                                                                                   (UNAUDITED)
    Customer list...............................   $3,300,000     $ 3,300,000      $  3,300,000
    Goodwill....................................    1,530,643       1,530,643         1,530,643
    Covenant not to compete.....................      500,000         810,000           810,000
    Other.......................................       22,319          51,243                --
                                                   ----------     -----------       -----------
                                                    5,352,962       5,691,886         5,640,643
    Less accumulated amortization...............     (393,475)     (1,074,469)       (1,611,194)
                                                   ----------     -----------       -----------
                                                   $4,959,487     $ 4,617,417      $  4,029,449
                                                   ==========     ===========       ===========

  Other Accrued Liabilities

     Other accrued liabilities consists of the following:

                                                          DECEMBER 31,
                                                     -----------------------     SEPTEMBER 30,
                                                       1994          1995            1996
                                                     --------     ----------     -------------
                                                                                  (UNAUDITED)
    Income taxes payable...........................  $132,500     $1,010,722      $   654,310
    Other..........................................   793,006      1,341,524        1,468,175
                                                     --------     ----------       ----------
                                                     $925,506     $2,352,246      $ 2,122,485
                                                     ========     ==========       ==========

4. EMPLOYEE STOCK OWNERSHIP PLAN AND RECAPITALIZATION

     DCD established an ESOP in 1992 for the benefit of all employees meeting certain eligibility requirements. On November 13, 1992, DCD obtained financing of $2,550,000 from a commercial bank and advanced the proceeds to the ESOP which purchased 899,640 shares of common stock from a DCD shareholder.

     DCD recorded the funds advanced to the ESOP as a "Receivable from ESOP" which was a reduction of shareholders' equity. As DCD made discretionary contributions and dividends to the ESOP, these amounts were used to repay the "Receivable from ESOP" and the related ESOP note payable. As the principal amount of the loan was repaid, the "Receivable from ESOP" was reduced accordingly. The amount of the repayments during 1993, 1994 and 1995 were $607,142, $855,355 and $1,087,503, respectively.

     During 1995, the ESOP note payable and "Receivable from ESOP" were paid in full. At December 31, 1994, the ESOP note payable was due in quarterly principal payments of $91,000 plus interest paid monthly at 90% of the commercial bank's prime rate (7.65% at December 31, 1994). The ESOP note payable was secured by the assets of DCD and a $500,000 personal guarantee of the selling shareholder. The note was subject to various loan covenants. DCD was in compliance with these covenants at December 31, 1994 or had obtained the necessary waivers.

     During 1993, DCD paid $111,576 of interest expenses, contributed $384,745 to the ESOP and incurred $2,618 of other ESOP related expenses. During 1994, DCD paid $95,138 of interest expense, contributed $424,001 to the ESOP and incurred $5,396 of other ESOP-related expenses. During 1995, DCD paid $56,408

                             DATAWORKS CORPORATION

  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 AND PERTAINING TO SEPTEMBER 30,
                                      1996
   AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

of interest expense, contributed $438,477 to the ESOP and incurred $7,073 of other ESOP-related expenses. During 1993, 1994 and 1995, DCD also paid dividends of $94,376, $393,133 and $649,026, respectively, on common stock owned by the ESOP. At December 31, 1993, 1994 and 1995, the ESOP had released and allocated 227,680, 529,573 and 899,640 shares, respectively.

5. FINANCING

  Line of Credit

     In September 1995, DataWorks secured a new banking facility which provides for borrowings up to a maximum of $6,000,000 to finance eligible receivables (as defined). The facility bears interest at the bank's prime rate (8.5% at December 31, 1995) and has an expiration date of June 30, 1997. Substantially all of the assets of DataWorks are collateral for the borrowings under the facility. At December 31, 1995 and September 30, 1996, DataWorks had no borrowings outstanding under the banking facility.

     The agreement for the banking facility contains certain restrictions and limitations on DataWorks' operations, including restrictions on capital expenditures, advances to certain officers, sale of assets, mergers or other forms of business combinations, as well as the prohibition against payment of dividends. The agreement also contains covenants which require DataWorks to maintain certain levels of liquidity (as defined), net worth, profitability and debt service coverage.

     At December 31, 1995, DCD had a line of credit agreement with a bank which provides for borrowings up to $225,000 at 1.50% over the bank's base rate, which was 9.5% at December 31, 1995. Borrowings under the line of credit were secured by the Company's accounts receivable. No amounts were outstanding under the line of credit at December 31, 1994 or 1995. The agreement was subject to various loan covenants. The Company was in compliance with these covenants at December 31, 1995 or had obtained the necessary waivers. The line of credit agreement expired on June 30, 1996.

     In July 1996, DCD secured a line of credit agreement with a bank which provides for borrowings up to $1,000,000 at 1% over the bank's base rate. Borrowings under the line are secured by DCD's accounts receivable, inventory, equipment and intangible assets. The agreement is subject to various loan covenants. The line of credit expires on July 31, 1997 and no borrowings were outstanding at September 30, 1996.

     Long-term Debt

     Long-term debt obligations of DataWorks consisted of the following at December 31, 1994:

    Senior term note payable; repaid in September 1995.......................  $2,000,000
    Subordinated notes payable to shareholders, net of unamortized discount of $154,583 at December 31, 1994; settled in August and November,
      1995...................................................................   5,322,417
    Other notes payable......................................................     232,160
                                                                               ----------
                                                                                7,554,577
    Less current portion.....................................................    (445,999)
                                                                               ----------
                                                                               $7,108,578
                                                                               ==========

     In November 1995, upon completion of the initial public offering, the subordinated notes payable were settled for a cash payment of $4,177,000 and outstanding warrants (with an exercise price of $4.24 per share) were exercised by exchanging the remaining principal of the note ($1,300,000) for 306,373 shares of common stock.

                             DATAWORKS CORPORATION

  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 AND PERTAINING TO SEPTEMBER 30,
                                      1996
   AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

     Effective April 19, 1995, DataWorks modified its subordinated loan agreement to provide for additional cash financing of $1,250,000. In August 1995, $1,250,000 of subordinated notes payable were converted into Series A preferred stock.

     In connection with the payment of the note payable in May 1994 for $1,340,000, the repayment of the senior term note payable in September 1995, and settlement of the subordinated notes payable in August and November 1995, the related unamortized debt issue costs and debt discount were written off. In addition, DataWorks also incurred prepayment and other cash charges related to the payment of the senior term note. In accordance with generally accepted accounting principles, these write-offs and cash charges, net of the related income tax benefits, have been reported as extraordinary items in the accompanying consolidated statements of operations. The composition of the extraordinary items are as follows:

                                                           YEARS ENDED DECEMBER           NINE
                                                                    31,                  MONTHS
                                                          -----------------------        ENDED
                                                            1994          1995         SEPTEMBER
                                                          --------     ----------         30,
                                                                                          1995
                                                                                      ------------
                                                                                      (UNAUDITED)
Write-off of unamortized debt issue costs and debt
  discount..............................................  $248,229     $  886,020      $  225,033
Cash prepayment penalty and other cash charges..........        --        837,967         837,967
                                                          --------     ----------      ----------
                                                           248,229      1,723,987       1,063,000
Income tax effect.......................................   (91,000)      (706,833)       (435,830)
                                                          --------     ----------      ----------
                                                          $157,229     $1,017,154      $  627,170
                                                          ========     ==========      ==========

  Payables to Shareholder

     At December 31, 1994, DataWorks had payables to DataWorks' President and principal shareholder for $50,000 at an interest rate of 15%. The loan was repaid in September 1995.

     Interest expense incurred on amounts due to shareholders totaled $6,050, $171,628, $54,597 and $6,050 for the years ended December 31, 1995, 1994 and
1993, and for the nine months ended September 30, 1995, respectively. Related accrued interest was $59,535 at December 31, 1994.

6. INCOME TAXES

     The (provision) credit for income taxes consists of:

                                                        YEARS ENDED DECEMBER 31,
                                                 ---------------------------------------
                                                   1993          1994           1995
                                                 ---------     ---------     -----------
        Current
          Federal..............................  $      --     $(119,729)    $  (981,956)
          State................................         --       (32,448)       (269,284)
                                                 ---------     ---------     -----------
                                                        --      (152,177)     (1,251,240)
        Deferred
          Federal..............................         --       392,210        (474,248)
          State................................         --        23,841         (54,945)
                                                 ---------     ---------     -----------
                                                        --       416,051        (529,193)
                                                 ---------     ---------     -----------
                                                 $      --     $ 263,874     $(1,780,433)
                                                 =========     =========      ==========

                             DATAWORKS CORPORATION

  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 AND PERTAINING TO SEPTEMBER 30,
                                      1996
   AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

     Deferred income taxes are provided for temporary differences in recognizing certain income and expense items for financial reporting and tax reporting purposes. Significant components of deferred tax assets and liabilities are:

                                                                           DECEMBER 31,
                                                                    ---------------------------
                                                                       1994            1995
                                                                    -----------     -----------
Deferred tax liabilities:
  Difference in tax basis of acquired intangibles.................  $(1,404,100)    $(1,155,309)
  Capitalized software costs......................................           --        (723,700)
  Other...........................................................      (75,300)             --
                                                                    -----------     -----------
Total deferred tax liabilities....................................   (1,479,400)     (1,879,009)
Deferred tax assets:
  Net operating loss and credit carryforwards.....................    1,156,200       1,258,600
  Deferred revenue and expenses...................................      143,635         471,342
  Allowance for doubtful accounts and product returns.............       27,157         182,772
  Vacation accrual................................................           --          20,767
  Commission accrual..............................................        6,559          27,411
                                                                    -----------     -----------
Total deferred tax assets.........................................    1,333,551       1,960,892
                                                                    -----------     -----------
Net deferred tax liabilities......................................  $  (145,849)    $    81,883
                                                                    ===========     ===========

     The effective income tax rate varied from the statutory federal rate as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                          --------------------------------------
                                                            1993          1994          1995
                                                          ---------     --------     -----------
Income tax benefit (provision) at statutory rate........  $(244,392)    $154,604     $(1,752,405)
State income tax benefit (provision), net of federal
  benefits..............................................    (43,129)      (9,915)       (244,024)
Benefit of tax credits and carryforwards................    249,771           --         104,766
ESOP dividend tax benefit...............................     37,750      158,826         256,365
Permanent differences and other.........................         --      (39,641)       (145,135)
                                                          ---------     --------      ----------
                                                          $      --     $263,874     $(1,780,433)
                                                          =========     ========     ===========

     At December 31, 1995, DataWorks has net operating loss carryforwards of approximately $2,328,000 for federal income tax purposes which will begin to expire in 2005 if not utilized to offset taxable income. DataWorks also has California income tax net operating loss carryforwards of approximately $379,000 which will also begin to expire in 1998 if not utilized to offset taxable income. In addition, DataWorks has research and development credit carryforwards of approximately $300,000 for federal purposes and approximately $138,000 for state purposes which begin to expire at the same time as the net operating loss carryforwards. In accordance with Sections 382 and 383 of the Internal Revenue Code, a change in ownership of greater than fifty percent of a corporation within a three-year period places an annual limitation on the corporation's ability to utilize its existing carryforwards. Upon the closing of DataWorks' initial public offering an ownership change occurred; however, the limitation will not have a material effect on DataWorks' ability to utilize its carryforwards.

     For the nine month periods ended September 30, 1995 and 1996, income taxes have been provided based on the estimated annual effective tax rate applied to pretax income for the interim period. For the nine months ended September 30, 1996, the effective tax rate was 49.5% due primarily to the non-deductibility of certain of the DCD acquisition costs.

                             DATAWORKS CORPORATION

  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 AND PERTAINING TO SEPTEMBER 30,
                                      1996
   AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

7. RECEIVABLE FROM OFFICER

     At December 31, 1994 and 1995 and September 30, 1996, the receivable from officer is from one of DataWorks' principal officers and shareholders and consists of net advances totaling $91,000, $206,000, and $155,300, respectively. The advances will be repaid or offset against any future performance bonuses earned and approved by the Board of Directors.

8. LEASE COMMITMENTS

     DataWorks leases its corporate and regional office facilities under noncancellable operating leases that expire from 1996 to 2001. Two of DataWorks' corporate office lease agreements provides for deferred payment terms. For financial reporting purposes, rent expense is recorded on the straight-line basis over the term of the lease. Accordingly, deferred rent in the accompanying consolidated balance sheets represents the difference between rent expense accrued and amounts paid under the lease agreement.

     Annual future minimum payments for the years ending December 31, are as follows:

        1996.............................................................  $  962,045
        1997.............................................................     609,764
        1998.............................................................     488,523
        1999.............................................................     300,852
        2000 and thereafter..............................................      74,039
                                                                           ----------
                                                                           $2,435,223
                                                                           ==========

     During 1996, DataWorks entered into new facilities lease agreements, increasing the annual rental obligations included above by approximately $300,000 per year for five years.

     Rent expense for the years ended December 31, 1993, 1994 and 1995 was $374,508, $478,892 and $931,153, respectively, and $681,210 and $831,175 for the nine months ended September 30, 1995 and 1996, respectively.

9. SHAREHOLDERS' EQUITY

  Series A Preferred Stock

     In August 1995, DataWorks received an aggregate of $6,250,000 through the sale of Series A preferred stock of which $1,250,000 was obtained through the conversion of subordinated notes payable. The Series A preferred stock was issued at $7.23 per share and was automatically converted into 864,696 shares of common stock upon closing of DataWorks' initial public offering.

     DataWorks is authorized to issue 5,000,000 shares of preferred stock; no shares are outstanding.

  Stock Option Plans

     DataWorks has an Equity Incentive Plan (the "Plan") under which 1,650,000 shares of common stock are reserved for issuance to eligible employees, directors and consultants of DataWorks. The Plan provides for awards in the form of options, stock bonuses, restricted shares or stock appreciation rights ("SARs"). The terms of any stock awards under the Plan, including vesting requirements, are determined by the Board of Directors, subject to the provisions of the Plan. Options under the Plan are either incentive stock options ("ISOs") or nonstatutory stock options ("NSOs"). The exercise price of the ISOs is not less than the fair market value on the date of grant and the exercise price of the NSOs is determined by the Board of Directors.

                             DATAWORKS CORPORATION

  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 AND PERTAINING TO SEPTEMBER 30,
                                      1996
   AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

Options granted under the Plan generally become exercisable over a period of four years and the maximum term of options granted is ten years.

     On September 13, 1995, DataWorks adopted the Non-Employee Directors' Stock Option Plan (the "Directors' Plan") under which 75,000 shares of common stock are reserved for issuance upon exercise of options granted by DataWorks to non-employee members of the board of directors. The exercise price of the options will be at the fair market value of the stock on the date of grant. Options granted under the Directors' Plan will become exercisable over four years and expire ten years from the date of grant. As of December 31, 1995 and September 30, 1996, 0 and 15,000 shares, respectively, were granted under the Directors' Plan.

     In addition, DataWorks has outstanding options to purchase an additional 53,845 shares of common stock which were issued outside of the plans.

     A summary of stock option transactions, including those outside the plans, is as follows:

                                                                                         AVERAGE PRICE
                                                    SHARES          OPTION PRICE           PER SHARE
                                                   ---------     -------------------     -------------
Outstanding at December 31, 1992.................    256,716     $  .16   to  $  .26        $   .18
  Granted........................................    137,500                  $  .26        $   .26
                                                   ---------
Outstanding at December 31, 1993.................    394,216     $  .16   to  $  .26        $   .21
  Granted........................................     76,923                  $  .39        $   .39
                                                   ---------
Outstanding at December 31, 1994.................    471,139     $  .16   to  $  .39        $   .23
  Granted........................................    392,415     $  .65   to  $11.50        $  5.58
  Cancelled......................................    (38,461)                 $  .39        $   .39
  Exercised......................................    (23,772)    $  .16   to  $  .39        $   .38
                                                   ---------
Outstanding at December 31, 1995.................    801,321     $  .16   to  $11.50        $  2.96
  Granted (unaudited)............................    325,252     $11.06   to  $25.75        $ 13.59
  Cancelled (unaudited)..........................     (3,719)    $ 2.86   to  $11.50        $  5.32
  Exercised (unaudited)..........................   (312,244)    $  .16   to  $ 5.20        $   .35
                                                   ---------
Outstanding at September 30, 1996 (unaudited)....    810,610     $  .16   to  $25.75        $  8.26
                                                   =========

     As of December 31, 1995 and September 30, 1996, 352,721 and 221,807,
respectively, of the options are vested and exercisable.

  Employee Stock Purchase Plan

     On September 13, 1995, DataWorks adopted an Employee Stock Purchase Plan (the "Purchase Plan") under which 150,000 shares of common stock are reserved for sale to employees. DataWorks' Board of Directors may grant eligible employees the right to purchase a fixed number of shares of common stock (up to, but not exceeding 15%, of each employee's earnings) over a fixed offering period (not to exceed 27 months) at the lesser of 85% of the fair market value of the stock on the grant date or 85% of the fair market value on the purchase date or dates specified on the date of grant.

  Warrants

     In connection with various financing arrangements, DataWorks issued warrants to purchase 1,382,183 shares of DataWorks' common stock at prices ranging from $0.026 to $8.68 per share. In connection with the completion of the initial public offering in November 1995, 1,345,869 warrants were converted to 1,050,843

                             DATAWORKS CORPORATION

  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 AND PERTAINING TO SEPTEMBER 30,
                                      1996
   AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

shares of common stock for cash proceeds of $175,439 and the settlement of $1,300,000 of subordinated notes payable.

     At December 31, 1995 and September 30, 1996, warrants to purchase 36,314 shares of common stock at $8.68 per share remain outstanding. The warrants expire in August 2000.

  Shares Reserved for Future Issuance

     The following shares of common stock are reserved for future issuance:

                                                                 DECEMBER 31,     SEPTEMBER 30,
                                                                     1995             1996
                                                                 ------------     -------------
    Stock options:
      Granted and outstanding..................................      801,321          810,610
      Reserved for future grants...............................      977,524          632,220
                                                                   ---------        ---------
                                                                   1,778,845        1,442,830
    Warrants...................................................       36,314           36,314
    Employee stock purchase plan...............................      150,000           70,608
                                                                   ---------        ---------
                                                                   1,965,159        1,549,752
                                                                   =========        =========

10. EMPLOYEE RETIREMENT PLANS AND PROFIT SHARING PLAN

     Effective July 1, 1994, DataWorks established a 401(k) defined contribution retirement plan (the "Retirement Plan") covering all employees. The Retirement Plan provides for voluntary employee contributions from 1% to 15% of annual compensation (as defined). DataWorks may contribute such amounts as determined by the Board of Directors. Participants vest in employer contributions over five years at a rate of 20% for each year of service. There were no employer contributions to the Retirement Plan during the years ended December 31, 1995 or 1994.

     In addition, DCD has a profit sharing plan which provides for an annual contribution not to exceed the maximum allowed as a deduction under the Internal Revenue Code. The plan covers substantially all employees after specified periods of service and the attainment of minimum age requirements. Each year's contribution is determined by the Board of Directors. No Company contributions to the plan were declared or made during 1993, 1994 or 1995.

     Effective July 1996, DCD established a 401(k) defined contribution retirement plan (the "DCD plan") covering all employees of DCD. The DCD plan provides for voluntary employee contributions from 1% to 15% of annual compensation (as defined). DCD may match these contributions at 50% on the first 6% of employee contributions. For the nine months ended September 30, 1996, DCD contributions to the plan totaled $22,500.

------------------------------------------------------
------------------------------------------------------

  No dealer or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Common Stock to which it relates in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

                          ----------------------------
                               TABLE OF CONTENTS
                          ----------------------------

                                        Page
                                        -----
Prospectus Summary.....................     3
Risk Factors...........................     6
Use of Proceeds........................    12
Price Range of Common Stock............    12
Dividend Policy........................    12
Capitalization.........................    13
Selected Consolidated Financial Data...    14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................    15
Business...............................    24
Management.............................    40
Principal Shareholders.................    41
Underwriting...........................    42
Legal Matters..........................    43
Experts................................    43
Available Information..................    43
Incorporation of Certain Documents by
  Reference............................    44
Index to Financial Statements..........   F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                2,000,000 SHARES

                                      LOGO

                                  COMMON STOCK
                          ----------------------------
                                   PROSPECTUS
                          ----------------------------
                             MONTGOMERY SECURITIES

                                  FURMAN SELZ

                              SOUNDVIEW FINANCIAL
                                  GROUP, INC.

                                           , 1996

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses payable by the Registrant in connection with the sale of the Common Stock being registered, none of which will be borne by the Selling Shareholders. All the amounts shown are estimates except for the SEC registration fee.

        SEC Registration fee............................................    $  16,379
        NASD filing fee.................................................    $   5,905
        Nasdaq National Market Listing Application Fee..................    $  17,500
        Blue sky qualification fees and expenses........................    $  10,000
        Printing and engraving expenses.................................    $  80,000
        Legal fees and expenses.........................................    $ 100,000
        Accounting fees and expenses....................................    $  60,000
        Miscellaneous...................................................    $  10,216
                                                                              -------
             Total......................................................    $ 300,000
                                                                              =======

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Registrant's Amended and Restated Articles of Incorporation include provisions to eliminate the personal liability of its directors to the fullest extent permitted by Section 204(a)(10) under the General Corporation Law of California (the "California Law"). In addition, the Registrant's Bylaws include provisions that require the Registrant to indemnify its directors and executive officers to the fullest extent permitted by Section 317 of the California Law, including circumstances in which indemnification is otherwise discretionary. The Bylaws also provide the Registrant with the authority to indemnify its other officers, employees and other agents as set forth in the California Law. Pursuant to Section 317 of the California Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in the best interests of a corporation, and with respect to any criminal action, so long as they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the director's duty of loyalty to the Registrant or its shareholders, for acts or omissions involving intentional misconduct or knowing and culpable violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Company or its shareholders when the director was aware or should have been aware of a risk of serious injury to the Company or its shareholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, for improper distributions to shareholders and loans to directors and officers, or for acts or omissions by the director as an officer.

     The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER                                  DESCRIPTION OF DOCUMENT
------     ----------------------------------------------------------------------------------
  1.1      Form of Underwriting Agreement
  4.1      Amended and Restated Articles of Incorporation(1)
  4.2      Bylaws(1)
  4.3      Amended and Restated Registration Rights Agreement dated August 24, 1995(1)
  4.4      Agreement and Plan of Merger and Reorganization by and among the Registrant,
           DataWorks Acquisition Sub., Inc., DCD Corporation and certain shareholders of DCD
           Corporation, dated as of August 16, 1996(2)
  5.1      Opinion of Cooley Godward LLP
 23.1      Consent of Ernst & Young LLP, Independent Auditors
 23.2      Consent of Price Waterhouse LLP, Independent Accountants
 23.3      Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1
 24.1      Power of Attorney. Reference is made to page II-3

---------------

(1) Filed as an exhibit to the Registration Statement on Form SB-2 (No. 33-97022-LA) or amendments thereto and incorporated herein by reference.

(2) Filed as an exhibit to the Registration Statement on Form S-4 (No. 333-11741) and incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
     Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon

     Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on November 8, 1996.

                                          DATAWORKS CORPORATION

                                          By:      /s/ Stuart W. Clifton
                                              ----------------------------------
                                                       Stuart W. Clifton
                                              Chief Executive Officer, President
                                                              and
                                                     Chairman of the Board

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stuart W. Clifton and Norman R. Farquhar, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                  SIGNATURE                                 TITLE                      DATE
---------------------------------------------  -------------------------------  ------------------
                  /s/ STUART W CLIFTON          President, Chief Executive       November 8, 1996
      ---------------------------------------   Officer, Chairman of the Board
                     Stuart W. Clifton                  and Director
                                                (Principal Executive Officer)

               /s/ NORMAN R. FARQUHAR           Executive Vice President,        November 8, 1996
      ---------------------------------------      Chief Financial Officer
                    Norman R. Farquhar                  and Director
                                                (Principal Financial Officer)

              /s/ RICK E. RUSSO                 Vice President, Finance and      November 8, 1996
     ---------------------------------------       Secretary (Principal
                  Rick E. Russo                    Accounting Officer)

    ---------------------------------------             Director                 November  , 1996
                Nathan W. Bell

            /s/ FINIS F. CONNER                         Director                 November 8, 1996
    ---------------------------------------
                Finis F. Conner

           /s/ RONALD S. PARKER                         Director                 November 8, 1996
    ---------------------------------------
               Ronald S. Parker

                               INDEX TO EXHIBITS

EXHIBIT                                                                               SEQUENTIAL
NUMBER                                     DESCRIPTION                                 PAGE NO.
------         -------------------------------------------------------------------    ----------
  1.1          Form of Underwriting Agreement
  4.1          Amended and Restated Articles of Incorporation(1)                          --
  4.2          Bylaws(1)                                                                  --
  4.3          Amended and Restated Registration Rights Agreement dated August 24,
               1995(1)
  4.4          Agreement and Plan of Merger and Reorganization by and among the
               Registrant, DataWorks Acquisition Sub., Inc., DCD Corporation and
               certain shareholders of DCD Corporation, dated as of August 16,
               1996(2)
  5.1          Opinion of Cooley Godward LLP
 23.1          Consent of Ernst & Young LLP, Independent Auditors
 23.2          Consent of Price Waterhouse LLP, Independent Accountants
 23.3          Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1            --
 24.1          Power of Attorney. Reference is made to page II-3.                         --

---------------

(1) Filed as an exhibit to the Registration Statement on Form SB-2 (No. 33-97022-LA) or amendments thereto and incorporated herein by reference.

(2) Filed as an exhibit to the Registration Statement on Form S-4 (No. 333-11741) and incorporated herein by reference.